
05009554

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vtech

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PROCESSED JUL 1 1 2005 THOMSON FINANCIAL

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FILE NO. 82- 3565 FISCAL YEAR 3-31-05

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DAT : 7/11/05

Vtech

RECEIVED
2005 JUL 11 A 10:21
FFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
3-31-05

Moving Ahead with Innovation


vtech



Annual Report 2005

Mission

VTech's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner.

Corporate Profile

VTech is one of the world's largest suppliers of corded and cordless telephones and a leading supplier of electronic learning products. It also provides highly sought-after contract manufacturing services. Founded in 1976, the Group's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner.

With headquarters in the Hong Kong Special Administrative Region and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and approximately 22,700 employees, including around 880 R&D professionals in R&D centres in Canada, Hong Kong SAR and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world, while maintaining a highly competitive cost structure.

The Group invested US$38.5 million in R&D in the financial year 2005 and launches numerous new products each year. VTech sells its products via a strong brand platform supported by an extensive distribution network of leading retailers in North America, Europe and Asia. Apart from the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories.

In addition, VTech has license agreements with Disney, Warner Brothers, Marvel, Nickelodeon, Sesame Street, HIT Entertainment and Joester Loria - American Greetings that allow it to use well-known children's characters in the cartridges for its popular V.Smile product range.

Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (SEHK: 303; London SE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).

Contents

01 Corporate Profile

02 Letter to Shareholders

06 Message from Deputy Chairman

07 Management Discussion and Analysis

10 Review of Operations

18 Corporate Affairs

20 Year in Review

22 Corporate Governance

24 Directors and Senior Management

28 Report of the Directors

32 Report of the Independent Auditors

33 Consolidated Financial Statements

34 Notes to the Financial Statements

54 VTech in the Last Five Years

55 Corporate Information

56 Information for Shareholders



I am pleased to report that the full year results for the financial year 2005 were better than we expected when we announced our half year results in November 2004.



Allan WONG Chi Yun
Chairman

Dear Shareholders,

I am pleased to report that the full year results for the financial year 2005 were better than we expected when we announced our half year results in November 2004. The Group's Electronic Learning Products (ELP) and Contract Manufacturing Services (CMS) businesses achieved better than expected growth for the full year, helping to offset an unsatisfactory performance from our telecommunication products business in the United States. Through management efforts, the difficult situation of the telecommunication products business in the United States was brought under control and, following a series of rationalisation measures, its US operations are becoming more effective and efficient.

Results

Revenue for the Group increased by 11.7% over the financial year 2004 to US$1,022.0 million and profit attributable to shareholders, including US$6.7 million non-recurring income arising from settlement of an indemnification claim, increased by 22.9% to US$56.9 million. Earnings per share rose 22.9% to US25.2

cents. This has allowed the Board of Directors to propose a higher final dividend of US12.0 cents, giving a total dividend for the year of US13.0 cents per ordinary share, compared to US10.0 cents for the financial year 2004, representing an increase of 30.0%.

Operations

The financial year 2005 was challenging for our telecommunication products business, as our products were not as competitive as other major players in the US market on both product design and price, which resulted in lower sales that undermined a strong performance in Europe. Over-optimistic sales projections for the US market led to higher overheads and operating costs, resulting in operational inefficiency, which further impacted profitability of the business.

To rectify the problem in the United States, management of the business was changed while operations began the process of streamlining and rationalisation. Greater emphasis has been put on understanding retailer expectations to ensure product design and features correspond to consumer preferences. Through our efforts, the situation at the US operations was successfully brought under control in the second half of the financial year 2005.

In January 2005, the Group took an industry lead in responding to technological developments in the US cordless phone market by launching its first Voice over Internet Protocol (VoIP) 5.8GHz cordless phone with Vonage, and its first VoIP 2.4GHz cordless phone with Skype. The Group is now developing an entirely new range of more cost effective products that meet retailer expectations and consumer requirements, which will be introduced in early 2006.

In contrast with the telecommunication products business, the ELP business has proven its successful turnaround with a strong rebound in both revenue and profitability. The V.Smile TV Learning System was enthusiastically received by retailers and consumers, garnering numerous top awards, and is enabling us to strengthen further our position in Europe while rebuilding sales in the United States.

The attraction of this new product platform, which in February 2005 was joined by the handheld model V.Smile Pocket, is greatly enhanced by highly interactive software using licensed children's characters, which now comprise a library of 27 titles. In support of V.Smile, VTech has also committed more promotional dollars than in the past, making this product fully competitive from a marketing perspective.

Despite the importance of V.Smile, which we see as a key growth platform, our traditional product lines also performed well during the financial year 2005. The Group is committed to maintaining a broad ELP range, focusing on the growing infant and pre-school segments.

The CMS business remains a steady contributor to the Group revenue and profit. In the financial year 2005, the business achieved record revenue and higher profit, and its revenue growth was much stronger than the global Electronic Manufacturing Services (EMS) industry. This outperformance testifies not only to our ability to deliver quality products, flexible and reliable service, but also to our success in maintaining margins while passing on savings to customers. The investment in R&D has paid off, with R&D related services increasingly driving sales, while the business has seen success in

Profit/(Loss) Attributable to Shareholders in Last 5 Years


US$ million
80
40
0
(40)
(80)
(120)
(160)
(200)
01
02
03
04
05
(215.0)
11.2
40.8
46.3
56.9

gaining a new customer in the industrial printing sector. The business is also moving towards compliance with the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS), a European Union environmental directive that takes effect in July 2006.

Management Changes

During the financial year 2005, I assumed the role of CEO of the telecommunication products business following the departure of Mr. James C. Kralik. In December 2004, Mr. Edwin Ying, former CEO of the ELP business, made the decision to resign and subsequently Mr. Albert Lee, our Deputy Chairman took up the role.


vtech
vtech

mi6861 5.8GHz cordless phone


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Touch Tablet™

VTech's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner. We remain optimistic about the outlook of the financial year 2006, but this is tempered with caution in view of a number of factors.

New Manufacturing Facilities

Manufacturing facilities in mainland China have been increasingly migrating inland to be closer to untapped labour pools, which ultimately reduces operational costs. During the financial year 2005, the Group decided to establish its third manufacturing plant in Qingyuan city in the northern part of Guangdong province. The new 49,000 square metre facility will initially be used for supplying the plastics needs of our telecommunication products business. The plant is expected to start operations in the fourth quarter of the calendar year 2005.

Although VTech has currently not been affected by the tight supply of labour and electric power in the Pearl River Delta, where its manufacturing facilities are located, the Qingyuan facility offers the ability to relocate some processes to an area of lower cost if required.

Outlook - Cautiously Optimistic

VTech's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner. We remain optimistic about the outlook of the financial year 2006, but this is tempered with caution in view of a number of factors.

The US economy appears to be on a reasonably firm footing, but rising short term interest rates and stubbornly high oil prices may at some point dampen consumer spending. The Group also faces potential challenges from rising resin prices and from RoHS compliance, which will increase the cost of manufacturing for products shipping to Europe and Japan. In addition, a potential upward revaluation of the RMB would increase our operating costs, while a weakening of the Euro and Sterling may also affect our results, although forward foreign exchange contracts are used to hedge certain exposures.

Nonetheless, the Group's three core businesses are well placed for the future, albeit with fundamentally different challenges and opportunities. The telecommunication products business is now on much more stable footing, with a lower cost structure and a pipeline of more competitive products under development. We will continue to leverage our dual brand strategy, using both the AT&T and VTech brands to develop products for different market segments.

Following the re-engineering measures, we expect the profitability of the telecommunication products business to be improved in the financial year 2006. Revenue, however, is expected to suffer in the short term and will not return to a growth path until the financial year 2007, when the revamped products hit the shelves in the US market in early 2006. This is despite further expansion in Europe, which will support sales.

We expect the strong momentum for the ELP business to continue in the financial year 2006. We will develop and expand the V.Smile product range, which provides a good platform for future growth. Although competing products are beginning to appear, we believe we have a head start in product awareness and that V.Smile offers the superior interactivity and software choice which will allow it to remain the market leader. We will invest further in R&D to increase the number and variety of Smartridges, and continue to negotiate license agreements to expand our portfolio of children's characters. We will also continue to invest in our traditional product lines and to support all our products with the promotional dollars required to make them compelling from a marketing perspective.

The global EMS industry is still in an uptrend and is expected to deliver further growth in the financial year 2006. VTech's CMS business is well positioned to take advantage of this favourable situation to deliver top and bottom line growth, given its stable customer base and efficient operations. The programme to meet RoHS requirements will continue to be a major focus and new market segments will be developed. Input costs are forecast to remain stable, although manufacturing costs will rise as a result of RoHS. The CMS business will work to maintain margins through strict cost control and working closely with material suppliers.

Finally, I would like to thank my fellow directors and senior management, as well as all VTech employees for their commitment to ensuring continued improvement for the Group. My appreciation also goes out to our shareholders, bankers and business partners for their invaluable support.

Looking ahead, I believe VTech has an improved cost structure, enhanced product ranges and the right management to allow the Group to capitalise on its core competencies to achieve continued progress, and bring solid long-term returns to shareholders.



Allan WONG Chi Yun
Chairman
Hong Kong, 22nd June 2005



Write & Learn Artboard™

Dividends Per Share in Last 5 Years


US cents
15
10
5
0
NIL
NIL
3.5
10.0
13.0
01
02
03
04
05

Earnings/(Loss) Per Share in Last 5 Years


US cents
25
20
15
10
5
0
(90)
(95)
(100)
(96.7)
5.0
18.1
20.5
25.2
01
02
03
04
05



VoIP 5.8GHz cordless phone



Message from Deputy Chairman

The financial year 2005 was a remarkable year for our ELP business. V.Smile has had a successful first year, demonstrating VTech's ability to spot a gap in the market and create a product to meet a consumer need that others had failed to identify.

VTech saw that television was one of the most influential media in children's lives, with almost 80 percent watching at least one hour of TV a day, according to Media Awareness Network 2003. So VTech set out to design a product that could tap into that time and provide a smart alternative through engaging educational game-play with popular characters — turning game time into brain time! The result was V.Smile.

This was conceived not just as a piece of hardware, but a platform for an increasing range of software. V.Smile "Smartridges" are specifically designed for children aged 3 and up and promote learning concepts key to their educational development. V.Smile offers popular titles to keep kids engaged without the violence that other video games portray.

Following the TV based version, VTech turned to capture the opportunities in handheld version - and in February 2005 announced the launch of V.Smile Pocket. So VTech now has a portable educational game system for children aged 5 and older that delivers videogaming fun on the go or at home. Its high resolution (320 x 240) colour LCD screen gives kids a sharp, crystal-clear interface anytime, anywhere. At home, V.Smile Pocket can even be connected to a television for videogaming on the big screen.

But VTech is not just about V.Smile. The Group continues to introduce new electronic learning products in infant, pre-school and electronic learning aid categories. Write and Learn Series is one of the new product lines that launched in February 2005. It leverages VTech's unique writing recognition technology, providing children with fun toys to encourage fundamental handwriting skills.

VTech will continue to develop innovative, age-appropriate electronic learning products for children from birth through to the pre-teens. The calendar year 2004 product line is proof of this innovation and adaptability to market trends. VTech aims to expand licensed product lines, innovate in new categories, and find new ways to provide meaningful learning products to children in entertaining formats.



Albert LEE Wai Kuen
Deputy Chairman


vtech

Highlights

- Group revenue increased by **11.7%** to **US$1,022.0 million**
- Profit attributable to shareholders* increased by **22.9%** to **US$56.9 million**
- Final dividend of **US12.0** cents per ordinary share, total dividend for the year up **30.0%**
- Strong rebound in electronic learning products business
- Outperformance by contract manufacturing services business
- Unsatisfactory results of telecommunication products business in the United States
- Rationalisation of the telecommunication products business contributing to more efficient operations

** including US$6.7 million non-recurring income arising from settlement of an indemnification claim*

Revenue

For the year ended 31st March 2005, the Group reported a revenue of US$1,022.0 million, representing a growth of US$106.8 million or 11.7% over the previous financial year. In contrast to the severe challenges faced by the telecommunication products business in the US market, the ELP business recorded substantial growth with a 115.1% year on year increase in revenue to US$281.1 million. The growth was attributable to the success of its revamped product lines, in particular the exceptionally strong demand for the new V.Smile TV Learning System.

Group Revenue in Last 5 Years


US$ million
1,500
1,200
900
600
300
0
1,334.9
959.8
866.5
915.2
1,022.0
01
02
03
04
05

The revenue from the telecommunication products business declined by 10.9% to US$612.5 million due to underperformance in the US market, although the situation was partly alleviated by further progress in its development of the European market, where sales increased by 102.2% over the previous financial year.

For the CMS business, revenue increased by 32.0% over the previous financial year, reaching US$128.4 million as a result of strong demand from existing customers and its ability to offer comprehensive R&D services to customers. The rise in revenue was mainly driven by the power supply and professional audio equipment segments.

The Group's revenue continues to derive from the three core businesses as follows: 59.9% from telecommunication products, 27.5% from ELP and 12.6% from CMS.

Group Revenue by Product Line

	%	2005 US$ million
Telecommunication Products	59.9	612.5
Electronic Learning Products	27.5	281.1
Contract Manufacturing Services	12.6	128.4
Total	100.0	1,022.0



North America continues to be the largest market for the Group. Revenue from this market accounted for 60.8% of the Group revenue for the financial year 2005. Europe and Asia Pacific accounted for 32.9% and 4.5% respectively.

Group Revenue by Region

	%	2005 US$ million
North America	60.8	621.1
Europe	32.9	336.0
Asia Pacific	4.5	45.9
Others	1.8	19.0
Total	100.0	1,022.0



Gross Profit/Margin

The gross profit for the financial year 2005 was US$328.8 million, an increase of US$47.5 million compared to the US$281.3 million gross profit recorded in the previous financial year. Gross margin for the year improved from 30.7% to 32.2%. The increase in gross margin was due to the change in sales mix, the success of the V.Smile TV Learning System and management effort in controlling overheads.

Operating Profit

The operating profit for the year ended 31st March 2005 was US$62.7 million, an increase of US$13.2 million over the previous financial year. Current year's operating profit included non-recurring income arising from settlement of an indemnification claim amounted to US$6.7 million. Excluding such income, the operating profit increased by US$6.5 million, or 13.1%. This improvement mainly came from improved gross profit and gross margin.

Selling and distribution costs increased by 21.2% from US$150.7 million in the previous financial year to US$182.6 million in the financial year 2005, owing to increased spending on advertising and promotional activities to foster sales of new products, as well as an increase in royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V.Smile Smartridges. Distribution costs also increased in response to the increased volume of products sold. Administrative and other operating expenses increased from US$47.9 million in the previous financial year to US$51.7 million in the financial year 2005, representing an increase of 7.9%. These expenses included additional expenditure related to the implementation of a new global enterprise resources planning system to enhance supply chain and management processes. Nevertheless, the amount of administrative and other operating expenses as percentage of Group revenue slightly decreased from 5.2% in the previous financial year to 5.1% in the financial year 2005.

During the financial year 2005, the appreciation of the Euro, Sterling, Canadian dollar and other currencies against the US dollar gave rise to a net exchange gain of US$3.3 million, compared to a net exchange gain of US$5.0 million in the previous financial year. In the first half of the financial year 2005, the Group disposed of its Mexican factory and entities that were acquired in 2000, as part of Lucent's Wired Consumer Phones Business. The Group realised a gain of US$1.8 million from these transactions.

Research and development activities are vital for the long-term development of the Group. During the financial year 2005, the Group spent US$38.5 million on research and development activities, which represented around 3.8% of total Group revenue.

R&D Expenditure on Core Businesses in Last 5 Years



US$ million
60
50
40
30
20
10
0
54.1
28.9
31.0
33.2
38.5
01
02
03
04
05

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2005 was US$56.9 million, an increase of US$10.6 million as compared to the previous financial year. There were non-recurring receipts of US$6.7 million arising from settlement of an indemnification claim during the financial year 2005. The ratio of EBIT and EBITDA to revenue was 6.1% and 7.9% respectively.

EBITDA/Revenue in Last 5 Years ◉ EBIT/Revenue in Last 5 Years ○



%
10
8
6
4
2
0
(10)
(12)
(14)
(16)
(11.6)
5.9
9.7
7.4
7.9
(15.0)
2.4
6.9
5.4
6.1
01
02
03
04
05

Basic earnings per share for the year ended 31st March 2005 was US25.2 cents as compared to US20.5 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US1.0 cent per share, which aggregated to US$2.3 million. The Board of Directors has proposed a final dividend of US12.0 cents per share, which will aggregate to US$27.3 million. Total dividend for the year amounts to US13.0 cents per share, representing an increase of US3.0 cents per share or 30.0% from the previous year.

Liquidity and Financial Resources

The shareholders' funds as at 31st March 2005 were US$203.3 million, a 25.0% increase from US$162.6 million reported for the financial year 2004. The net assets per share increased by 25.0% from US72.1 cents to US90.1 cents.

As at 31st March 2005, the net cash increased to US$123.7 million, up 20.6% from US$102.6 million at the previous year-end. The Group is substantively debt-free, except for certain interest bearing liabilities amounting to US$0.2 million, of which US$0.1 million is



repayable within one year and US$0.1 million is repayable within five years. The Group's borrowings are denominated in Euro and United States dollar and are on a fixed-rate basis. An amount of US$0.1 million of the total gross interest bearing liabilities is secured against equipment.

As at 31st March 2005 and 2004 All figures are in US$ million unless stated otherwise	2005	2004
Cash	123.9	105.2
Less: Total interest bearing liabilities	(0.2)	(2.6)
Net cash position	123.7	102.6
Gross debts to shareholders' funds	0.1%	1.6%

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working Capital

The stock balance as at 31st March 2005 increased by 29.2% over the balance at 31st March 2004 to US$124.2 million. The turnover days increased from 69 days to 78 days. The increase in stock level was primarily to cater for the increased demand for ELPs and V.Smile in the first quarter of the financial year 2006. The stock balance in relation to other businesses remained at a similar level to the previous financial year. The trade debtors balance as at 31st March 2005 was US$162.3 million, an increase of 18.0% as compared to that reported for the previous financial year. The turnover days increased from 60 days in the previous financial year to 65 days in the financial year 2005. The increase in trade debtors was mainly due to an increase in sales at the ELP business in the fourth quarter of the financial year 2005 compared to the same period of the previous financial year, despite a decrease in sales at the telecommunication products business for the same period.

As at 31st March 2005 and 2004 All figures are in US$ million unless stated otherwise	2005	2004
Stocks	124.2	96.1
Average stocks as a percentage of Group revenue	10.8%	9.8%
Turnover days	78 days	69 days
Trade debtors	162.3	137.6
Average trade debtors as a percentage of Group revenue	14.7%	14.2%
Turnover days	65 days	60 days

Capital Expenditure

For the year ended 31st March 2005, the Group invested US$21.5 million in plant, machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

Capital Commitments and Contingencies

In the previous financial year, the Group had committed to the implementation of a new global enterprise resources planning system to enhance the supply chain management. Most of the investment was incurred during the financial year 2005 and was financed from internal resources.

The Group expects to invest approximately US$48 million on capital expenditure in the financial year 2006. During the financial year 2005, the Group decided to establish a new manufacturing plant in Qingyuan city in the northern part of Guangdong province. The plant is expected to start operation in the fourth quarter of the calendar year 2005 and the capital investment for the new plant in the financial year 2006 is estimated at approximately US$22 million. It will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

As at 31st March 2005, the Group had approximately 22,700 employees, an increase of 15.2% from 19,700 in the previous financial year. Employee costs for the year ended 31st March 2005 were approximately US$107 million, as compared to US$99 million in the financial year 2004. The increase in the number of employees was mainly in response to the sales increase at the ELP and CMS businesses.

The Group has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

Number of Employees As at 31st March 2005 and 2004	2005	2004
Manufacturing	21,000	18,200
Non-manufacturing	1,700	1,500
Total employees at year end	22,700	19,700
Average for the year	23,400	18,700



Telecommunication Products


ON
FLASH
OK
vtech
OFF
CANCEL
5.8
DIGITAL



A Year of Rationalisation

VTech continued to make progress in developing the European markets, where revenue rose strongly by 102.2% over the financial year 2004 to US$112.8 million.


Digital Clarity
Redial
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Find

Freestyle 7310

The financial year 2005 was a challenging year for the telecommunication products business. Revenue fell by 10.9% to US$612.5 million due to the unsatisfactory performance in the US market, which outstanding results in the European market were unable to offset. Profitability of the business was substantially affected by the underperformance in the United States. In the financial year 2005, the business accounted for 59.9% of Group revenue, compared to 75.1% in the financial year 2004.

Telecommunication Products Revenue in Last 5 Years


US$ million
900
750
600
450
300
150
0
823.8
670.0
609.8
687.2
612.5
01
02
03
04
05

Telecommunication Products Revenue by Region

	%	2005 US$ million
North America	77.6	475.3
Europe	18.4	112.8
Others	2.4	14.6
Asia Pacific	1.6	9.8
Total	100.0	612.5



Unsatisfactory Results in the United States

In North America, revenue declined by 23.6% to US$475.3 million, accounting for 77.6% of the total telecommunication products revenue, compared to 90.5% in the financial year 2004. The decrease in revenue was mainly the result of lower sales in the United States, as our phones failed to compete on both product design and price. Over-optimistic sales projections also led to higher overheads and operating costs, resulting in operational inefficiency which further impacted profitability.

Comprehensive Measures to Rectify the Problems

Management moved swiftly to identify and address the problems, so that the situation was successfully brought under control in the second half of the financial year 2005. In November 2004, Mr. Allan Wong, Chairman and Group CEO assumed the role of CEO of the telecommunication products business, following the departure of the former CEO, Mr. James C. Kralik. A comprehensive and broad-based improvement programme was put in place to re-engineer all processes worldwide, with the aim of managing the brands better, strengthening channel marketing, forecasting demand more accurately, rationalising product design and development and raising productivity. The business also moved to streamline operations and tighten cost control globally.

More specifically, overheads were reduced to bring them in line with the level of sales. Product management, marketing communications and channel marketing functions in the US sales offices began a process of integration to strengthen communication, thereby improving product offerings and marketing. Product design and development began to be consolidated to Hong Kong to shorten the product development cycle. Greater emphasis has been put on understanding retailer expectations to ensure product design and features correspond to consumer preferences. A revamped product line is being developed and will be introduced in early 2006.

Strong Performance in Europe

Despite the challenges in the United States, VTech continued to make progress in developing the European markets, where revenue rose strongly by 102.2% over the financial year 2004 to US$112.8 million. Europe, in the financial year 2005, accounted for 18.4% of the total telecommunication products revenue, compared to 8.1% in the financial year 2004.

VTech is supplying products to the leading fixed-line telephone operators on an Original Design Manufacturing (ODM) basis. The European business is benefiting from the increasing opening of the markets. VTech will adopt the same strategy to pursue opportunities in markets outside Europe and North America.

VoIP Products - Tapping Longer Term Potential

In addition to geographical diversification, the business has been developing a range of products for the VoIP market, which is beginning to grow rapidly. In January 2005, VTech announced the launch of the first VoIP 5.8GHz cordless phone with Vonage, North America's leading broadband phone service provider and the first VoIP 2.4GHz cordless phone with Skype, the leading free Internet telephony service provider worldwide. We expect these products to start delivering a meaningful contribution to the business in the financial year 2007.



Electronic Learning Products





A Year of Excellence

The V.Smile TV Learning System is a dynamic video game platform for children aged 3-7. The response to V.Smile from both the trade and consumers has been overwhelmingly positive, making it a "star" in the ELP market worldwide.

The ELP business recorded a strong performance in the financial year 2005. Revenue rose significantly by approximately 1.2 times or 115.1% to US$281.1 million following the well-executed roll out of the award-winning V.Smile TV Learning System. Supported by effective and efficient operations, profitability rebounded sharply. During the financial year 2005, the ELP business accounted for 27.5% of Group revenue, compared to 14.3% in the financial year 2004.

ELP Revenue in Last 5 Years


US$ million
300
250
200
150
100
50
0
291.2
193.7
161.9
130.7
281.1
01
02
03
04
05

ELP Revenue by Region

	%	2005 US$ million
Europe	56.9	160.0
North America	38.5	108.3
Asia Pacific	3.1	8.8
Others	1.5	4.0
Total	100.0	281.1



Successfully Rebuilding US Sales

The successful launch of V.Smile has allowed the business to rebuild sales and regain lost shelf space gradually in the US market, while further strengthening its leadership position in Europe. In the financial year 2005, revenue from the North American market rebounded sharply by more than 3 times or 328.1% to US$108.3 million, accounting for 38.5% of total ELP revenue, compared to 19.4% of total ELP revenue in the financial year 2004. Revenue from the European market also showed a robust increase of 60.3% to US$160.0 million, accounting for 56.9% of total ELP revenue.

Successful Start for V.Smile

The V.Smile TV Learning System is a dynamic video game platform for children aged 3-7, comprising a console that plugs into a television together with interchangeable software cartridges. The product hit the shelves in August 2004 with a total of 10 "Smartridges", including popular children's characters from four licensors: Disney, Marvel, Joester Loria Group - American Greetings and Warner Brothers.

The response to V.Smile from both the trade and consumers has been overwhelmingly positive, making it a "star" in the ELP market worldwide. Not only have the consoles sold in greater volumes than our initial forecasts, but the ratio of Smartridges to consoles has also been higher.

V.Smile won more than 20 awards globally during the financial year 2005, including the "Best Educational Toy of the Year" and the "Best Overall Toy of the Year" from the US Toy Industry Association; as well as the "Toy Innovations Award 2005 - Learning Category" at the Nuremberg International Toy Fair. These are recognised as the top industry awards worldwide.

The success of V.Smile reflects its well thought-through product design and attractive software, which is educational, fun, highly interactive and animated. The system provides the same fun videogaming experience for pre-school children as that enjoyed by older children, while parents are assured of content that is neither violent nor inappropriate in other ways.


vtech

V.Smile won top industry awards in FY2005




2005
T.O.T.Y.

United States
- Best Overall Toy of the Year
- Best Educational Toy of the Year


Innovation 2005

Germany
- Toy Innovations Award 2005 - Learning Category


TOY RETAILERS ASSOCIATION

United Kingdom
- Electronic Learning Toy of the Year



V.Smile Pocket, the handheld version of V.Smile

Alongside the stunning success of V.Smile, the traditional product lines recorded respectable growth in revenue in both North America and Europe.

VTech Learning Ladder



Well-executed television, public relations and point-of-sale campaigns were also key factors in the success as they effectively conveyed the excitement, learning benefits and features to children, parents, other potential purchasers and influencers. Trade confidence in VTech was enhanced, providing a good foundation for future growth. Support from the licensors in both software development and marketing was also crucial to the outperformance.

In February 2005, the business announced the launch of the handheld version, V.Smile Pocket, using the same Smartridges. VTech also introduced 17 new Smartridges that included popular children's characters from existing and new licensors, namely HIT Entertainment, Nickelodeon and Sesame Street, adding further avenues of growth to this product platform.

Growth in Traditional Product Lines

Alongside the stunning success of V.Smile, the traditional product lines recorded respectable growth in revenue in both North America and Europe. In the financial year 2005, the Group continued to invest in strengthening the traditional product lines with a focus on the growing infant and pre-school categories. VTech remains committed to providing a broad portfolio of ELPs to consumers that combine learning and fun in new and exciting ways.

V.Smile Smartridge Library

Early Learners - Ages 3 to 5	Junior Thinkers - Ages 4 to 6	Master Minds - Ages 6 to 7 or 8
2004 Titles	**2004 Titles**	**2004 Titles**
Alphabet Park	Little Red Riding Hood	Learnin' Wheels
Care Bears	Scooby-Doo	Mickey Mouse
The Lion King	Spider-Man & Friends	
Winnie the Pooh	The Little Mermaid	
2005 Titles	**2005 Titles**	**2005 Titles**
Barney	Dora the Explorer	Aladdin
Bob the Builder	Finding Nemo	Batman
Blue's Clues	Sesame Street	Cinderella
Elmo's World	Toy Story 2	Spider-Man II
The Wiggles	Art Studio	SpongeBob Squarepants
Thomas & Friends		Zayzoo



Effective Cost Control

In addition to the sales increase, effective cost control contributed to the substantial rise in profitability for the ELP business. In particular, the Group faced the pressure of higher resin prices, which was mitigated by the adoption of multiple cavity moulding that enhanced operational efficiency.

Development of New Markets

During the financial year 2005, progress was made in developing new markets such as Scandinavia, where initial sales were small but encouraging. The China market remains under development and progress has been relatively slow due to its fragmented nature, different cultural attitudes towards education and comparatively low average income levels.


VTech
Turn-A-Word Apple

Contract Manufacturing Services





A Year of *Outperformance*

VTech's investment in offering a comprehensive R&D service to customers also began to show results, helping to drive the outperformance of the CMS business.

The directors have pleasure to present their report and the audited financial statements of the Group for the year ended 31st March 2005.

Principal Activity The principal activity of the Group is the design, manufacture and distribution of consumer electronics products.

Group Results and Dividends The results of the Group for the year ended 31st March 2005 are set out in the consolidated income statement on page 33.

An interim dividend of US1.0 cent (2004: US3.0 cents) per ordinary share was paid to shareholders on 4th January 2005. The directors have recommended the payment of a final dividend of US12.0 cents (2004: US7.0 cents) per ordinary share payable on 30th August 2005 to shareholders in respect of the year ended 31st March 2005 whose names appear on the register of members of the Company as at the close of business on 12th August 2005 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th August 2005.

Commentary on Performance A commentary on the performance of the Group is included in the review of operations set out on pages 10 to 17.

Group Financial Summary A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 54.

Tangible Assets Details of the movements in tangible assets are shown in note 9 to the financial statements.

Share Capital, Share Options and Warrants Details of the movements in share capital, share options and warrants of the Company during the year are set out in note 19 to the financial statements.

Reserves Movements in the reserves of the Group and the Company during the year are set out in note 20 to the financial statements.

Donations During the year, the Group made charitable and other donations in aggregate of US$203,000.

Directors The Board of the Company during the year and up to 22nd June 2005 comprised:

Mr. Allan WONG Chi Yun	(Chairman and Group Chief Executive Officer)
Mr. Albert LEE Wai Kuen	(Deputy Chairman)
Mr. Raymond CH'IEN Kuo Fung	(Independent Non-executive Director)
Mr. William FUNG Kwok Lun	(Independent Non-executive Director)
Mr. Michael TIEN Puk Sun	(Independent Non-executive Director)
Mr. Patrick WANG Shui Chung	(Independent Non-executive Director)

Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung shall retire from the Board in accordance with Bye-law 112 of the Bye-laws of the Company, and being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

The Company received confirmation of independence in respect of the year ended 31st March 2005 from each of the independent non-executive directors pursuant to Rule 3.13 of the Listing Rules.

Brief biographical details of directors and senior management are set out on pages 24 to 27.

Directors' Service Contracts None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The director's service contract entered into between the Company and Mr. Allan WONG Chi Yun in 1999 has no expiry date, but can be terminated by the giving of 2 months' prior notice, and is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules.

service in VTech can be traced back to 1985. He was the Mechanical Design Manager during 1992–93 for VTech's telecommunication products. Just before joining VTech again, he served 7 years in an Audio & AV ODM company as the Head of Engineering Division producing mainly for Aiwa, Sony, JVC, SanDisk and other major US and European importers.

Alex CHOI Lap Hung, aged 42, Vice President of Business Development of VTech Communications Limited, is responsible for the development of contract manufacturing services business worldwide and the project management team. Before joining the Group in November 2002, Mr. CHOI worked in another couples of EMS companies for 16 years in various perspective, including marketing, project management and quality assurance. He holds a Master of Engineering degree of Manufacturing Systems Engineering from Warwick University, United Kingdom.

Kent CHEUNG King Fai, aged 43, Operation Manager of VTech Communications Limited. Mr. CHEUNG joined VTech in 1989. He holds a Diploma in Management Studies. Mr. CHEUNG has more than 22 years of experience in the electronics industry. Prior to joining VTech, he held a senior position in various electronic companies.

Albert YUNG Kam Kit, aged 48, Senior System Manager of VTech Communications Limited, is responsible for quality management of the contract manufacturing services. Before joining VTech in 2000, Mr. YUNG had 18 years of experience in electronic manufacturing. He holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong.

POON Yuen Fung, aged 35, Senior R&D and Engineering Manager of VTech Communications Limited, is responsible for R&D and development engineering of contract manufacturing services. Mr. POON holds a Bachelor degree of Engineering in Electronic Engineering from City Polytechnic of Hong Kong and a Master degree of Science in Electronic Engineering from City University of Hong Kong. He also holds an MBA degree from University of Durham, UK. Mr. POON has more than 12 years of experience in electronic engineering development and project management, mainly on the wireless and telecommunication products area. Before joining CMS in 2002, Mr. POON had worked for VTech Telecommunications Limited for cordless phone development for seven years from 1994 to 2001.

Rolf D. SEICHTER, aged 61, President of VTech Telecom, L.L.C., is responsible for the overseas Contract Manufacturing business development and marketing. Mr. SEICHTER joined VTech in 1999, left in 2001 and re-joined in 2004. Prior to joining VTech, he held senior management positions with several large sized high-tech corporations in Europe and the United States. He is well familiar with high-tech applications such as telecommunications, industry, automation and consumer markets. He holds a Master of Science degree in RF Electronics from Gauss University, Berlin, Germany.

Corporate Services

PANG King Fai, aged 49, Group Chief Technology Officer, joined the Group in February 2004. Dr. PANG is responsible for establishing and maintaining a group-wide infrastructure in order to enhance VTech's capability for product development and introduction. Prior to joining VTech, he held various senior management positions at LSI Logic Corp. in the United States. He has also held senior engineering positions at Trident Microsystems, Inc. and Hewlett Packard Company. Dr. PANG holds BSc (Eng) from the University of Hong Kong, MPhil from London University, and PhD (EE) from Stanford University.

CHANG Yu Wai, aged 45, Company Secretary and Chief Compliance Officer. Joined the Group in June 2000 after spending 8 years with one of the leading international accounting firms in Hong Kong. He has over 15 years of experience in professional accounting and auditing. He holds a Bachelor of Science degree in Mathematics and Management Sciences from the University of Manchester Institute of Science and Technology. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

Shereen TONG Ka Hung, aged 36, Group Chief Financial Officer, is responsible for the Group accounting and tax, treasury and financial as well as information technology and human resources management functions. She joined the Group in 1994 and has held management positions in a number of areas including internal audit and financial control of the Group. She holds an MBA degree from Manchester Business School, UK, a Master of Science degree in Information Systems from Hong Kong Polytechnic University, a Bachelor of Laws degree from Manchester Metropolitan University, UK. She is an Associate Member of Chartered Institute of Bankers, Chartered Institute of Management Accountants and a Fellow Member of Hong Kong Institute of Certified Public Accountants.

Andrew DICKSON, aged 44, Chief Executive Officer of Northern Europe operation of Electronic Learning Products Business, joined the Group in November 2001. Mr. DICKSON is responsible for the Group's electronic learning products business in the United Kingdom and Scandinavia. With over 16 years of experience in sales and marketing of consumer durable products and operational management experience in marketing, finance and logistical functions, he had been the United Kingdom Managing Director of IDTUK (Oregon Scientific UK Limited) previous to that was Sales Director with Texas Instruments Incorporated. Mr. DICKSON graduated from Royal College of Music and attended Insead International School of Management.

Gilles SAUTIER, aged 49, Chief Executive Officer of operations in Southern Europe, Luxembourg and Netherlands of Electronic Learning Products Business, joined the Group in November 2000 and is responsible for the Group's electronic learning products business in France, Belgium, Luxembourg, Netherlands, Spain, Portugal, Greece and Turkey. With over 25 years of experience in marketing, sales and management in the toys industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from Paris University and a Master degree in Business Administration from L'ESSEC, a French business school. Mr. SAUTIER is a member of the Board of the French Toy Federation.

Josef LUKAS, aged 49, Managing Director of Central Europe operation of Electronic Learning Products Business, joined the group in March 2001 and is responsible for the Group's electronic learning products business in Germany, Austria and Switzerland. With over 22 years of experience in retailing and branded consumer goods industry, he had been the Managing Director of Binney and Smith for Germany and Austria. He holds a Bachelor degree in Business from the University of Munich.

Davis CHAN Hon Hung, aged 41, Factory Manager — Toy Division of Electronic Learning Products Business. Mr. CHAN joined the Group in 1999. He holds a Higher Certificate in Mechanical Engineering. Mr. CHAN has 20 years of experience in toys industry. Prior to joining VTech, he held a senior position in an OEM toys company.

LEUNG Chun Kwan, aged 39, Factory Manager — Plastic Division & Material Control Division of Electronic Learning Products Business. Mr. LEUNG joined the Group in 1998 and transferred to the division in December 2000. He had 8 years experience in telecommunication products manufacturing before joining the Group. Mr. LEUNG holds a Bachelor of Science degree in Electronics Engineering and a Master of Philosophy degree in Electronics Engineering from City University of Hong Kong. He is a member of the Institute of Electrical Engineers and a Chartered Engineer of the Engineering Council, UK.

Vincent YUEN Chi Ming, aged 45, Senior Manager of Product Development Department (Product Design/ Administration) of Electronic Learning Products Business. Mr. YUEN joined VTech in 1984. He holds a Bachelor degree in Electrical Engineering from Chinese University of Hong Kong.

AU Ip Sing, aged 45, Senior Manager of Product Development Department (Engineering/Administration) of Electronic Learning Products Business. He has more than 10 years in Mechanical Engineering Design of switches, TV and toys products, and 15 years in toys product development management. Mr. AU holds a Diploma in Production and Industrial Engineering from Hong Kong Polytechnics.

Rowena SO Lin Ying, aged 50, Divisional Financial Controller of Electronic Learning Products Business, is responsible for financial reporting and control of the business. Ms. SO joined VTech in 1986. She holds an MBA from the University of Lincolnshire and Humberside. She has over 18 years of managerial experience in finance and accounting in the company, previously holding the position of Chief Accountant of the Division.

Contract Manufacturing Services

Andy LEUNG Hon Kwong, aged 46, Chief Executive Officer of Contract Manufacturing Services Business since April 2002 after serving as General Manager for 9 years. He joined VTech in 1988. Mr. LEUNG has over 20 years of experience in the EMS industry. He holds a Bachelor of Science degree in Electrical Engineering from the University of Newcastle Upon Tyne in the United Kingdom and he holds an MBA degree from Oklahoma City University in the United States.

Michael HO Ho Leung, aged 41, General Manager of VTech (Qingyuan) Plastic & Electronics Co., Ltd. Dr. HO received his PhD degree in Mechanical Engineering from University of Manchester Institute of Science and Technology ("UMIST"), UK. From UMIST he also received his BEng degree in Mechanical Engineering with first class honors. He has been working in product development area for 20 years and his



development. Mr. WONG joined VTech in 1989 and over the years has held management positions in a number of areas including business development, engineering, operations and quality assurance. Mr. WONG holds a Master degree in Engineering, a Master degree in Engineering Management and an MBA degree. Mr. WONG is a Chartered Engineer, holding a Membership of Institute of Electrical Engineer, and Fellowship of Chartered Management Institute, UK.

Nicholas P. DELANY, aged 53, Senior Vice President, is responsible for the Telecommunication Products Business in US specifically sales, customer support, business intelligence processes, supply chain, logistics and IT. Prior to joining VTech in 2000, Mr. DELANY had over 20 years sales and management experience in the industrial, retail, construction and mining industries in Asia, Europe and South Africa. He also has seven years of experience in developing supply chain systems with leading corporations in North America including The Stanley Works, Inc. Mr. DELANY holds a Bachelor degree in Marketing and Financial Management from the University of South Africa & Damlein College.

Gary TAM Wai Keung, aged 41, Vice President and General Manager of International Sales and Market Development, is responsible for the development of the Telecommunication Products Business sales and marketing activities in Europe, South America and other international markets outside of North America. He is also responsible for ODM (Original Design Manufacturing) business activities worldwide. Mr. TAM joined VTech in 1986 and he held management positions in a number of areas including operations, and sales and marketing. He holds a Bachelor degree in Electronics from Chinese University of Hong Kong and an MBA degree from Strathclyde Business School, UK.

Gordon CHOW, aged 49, President of VTech Telecommunications Canada Limited, is responsible for the Telecommunication Products Business in Canada. He established the Canadian operations in 1986. Mr. CHOW holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Institute of Chartered Accountants of British Columbia. He is a member of the Board of Governors of Crofton House School in Vancouver. Mr. CHOW has served as a member of the President's Advancement Council of British Columbia Institute of Technology and a director of the BCIT Foundation. He was also a member of the Royal Roads University — MBA Advisory Board and a director of the Canadian Toy Association.

Gary ROGALSKI, aged 42, Vice President of Engineering, is responsible for the Telecommunication Products Business research and development activities in Vancouver, Canada. He leads a team based in Vancouver that develop 5.8GHz digital telephony products as well as other voice and data transmission technologies. Mr. ROGALSKI joined VTech in 1988 and has 20 years of engineering research and development experience in the telecommunications industry. He holds a Diploma in Telecommunications from British Columbia Institute of Technology.

Stanley M. HARTSTEIN, aged 48, Vice President of Business Development, is responsible for the development of new business activities including the establishment of strategic relationships with leading VoIP service providers and identification of innovative VoIP hardware solutions. He further coordinates the Telecommunication Products Business day to day relationship with AT&T Corp. and manages VTech's US legal activity and Be Connected subsidiary. Mr. HARTSTEIN has over 23 years experience in the consumer electronics industry. Prior to joining VTech in 2000, he held a number of management positions at Sony Corp., AT&T Corp. and Lucent Technologies Inc. Mr. HARTSTEIN holds a Bachelor degree in Accounting from the State University of New York.

Paulina AU King Lun, aged 35, Divisional Financial Controller, is responsible for financial and accounting control of the Telecommunication Products Business. Ms. AU has over 11 years of experience in professional accounting and finance and prior to joining VTech in 2000, she worked with PricewaterhouseCoopers as an audit manager. Ms. AU holds a Bachelor degree in Accountancy from City University of Hong Kong and a Master degree in Applied Finance from Macquarie University, Australia. She is a Fellow Member of Association of Chartered Certified Accountants and an Associate Member of Hong Kong Institute of Certified Public Accountants.

Electronic Learning Products

William TO, aged 49, President of VTech Electronics North America, L.L.C., joined the Group in 1983. Mr. TO is responsible for the Group's Electronic Learning Products Business in the United States of America and Canada. He holds a Master degree in Business Administration from the University of Chicago.

Profile of Directors

Allan WONG Chi Yun, JP, aged 54, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin and an honourary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and an ex-officio member of the Steering Committee on Innovation and Technology. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Limited, China-Hongkong Photo Products Holdings Limited and Li & Fung Limited.

Albert LEE Wai Kuen, aged 54, Deputy Chairman, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in Electrical Engineering from the University of Calgary.

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 53, is Independent Non-executive Director since November 2001. Dr. CH'IEN is the Executive Chairman and CEO of CDC Corporation as well as Chairman of its subsidiary, China.com Inc. He is also the Chairman of MTR Corporation Limited. Dr. CH'IEN serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. In public service, Dr. CH'IEN is the Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption and the Chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun, OBE, JP, aged 56, is Independent Non-executive Director since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. He currently serves as a member of the Economic and Employment Council of the Hong Kong SAR. Dr. FUNG holds a Bachelor of Science in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. Dr. FUNG is also a non-executive director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, HSBC Holdings plc, CDC Corporation and CLP Group Holdings Limited.

Michael TIEN Puk Sun, BBS, JP, aged 54, is Independent Non-executive Director since November 2001. Mr. TIEN is the Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts like the Chairman of the Standing Committee on Language Education and Research; the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001.

Patrick WANG Shui Chung, JP, aged 54, is Independent Non-executive Director since November 2001. Dr. WANG received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA in May 2004. He earned both his BSc and MSc degrees in Electrical Engineering from Purdue University in 1972. Dr. WANG is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited and also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited.

Profile of Senior Management

Telecommunication Products

Kent WONG Wah Shun, aged 42, Chief Operating Officer of Telecommunication Products Business, is responsible for overall business operations including manufacturing operations, product management and

Board of Management For the year ended 31st March 2005, the Board of Management has been delegated the authority by the Board of Directors to be responsible for the management of all business activities of the Group. Its members are appointed by the Board from time to time and comprises executive directors and senior management executives.

Model Codes for Securities Transactions The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Appendix to Chapter 16 of the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

Audit Committee The Audit Committee comprising three independent non-executive directors, has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations. Terms of reference of the Audit Committee which have been adopted by the Audit Committee are posted on the Company's website.

Mr. Raymond CH'IEN Kuo Fung, being a member of the Audit Committee, has the appropriate financial management expertise. The Audit Committee meets at least twice a year to receive reports from external auditors, reviews the interim and annual financial statements, and receives regular reports from the internal audit functions. The meetings deal with the matters of significance arising from the work conducted since the previous meeting and are attended by the Chairman, Chief Compliance Officer, Group Chief Financial Officer and external auditors.

Risk Management Committee The Board has the overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. Executive directors and management has the responsibility for the identification, evaluation and management of financial and non-financial risks and for the implementation and maintenance of control systems across the Group in accordance with Group policies. The Risk Management Committee, comprising the executive directors, assists the Audit Committee in reviewing and assessing the number and seriousness of findings raised by the Internal Audit Department and also the corrective actions taken by the relevant departments.

The Group maintains controls to safeguard the Group's assets and ensure that transactions are executed in accordance with management's authorisation. The information systems in place are designed to ensure that the financial report is reliable.

Remuneration Committee The Remuneration Committee comprises three independent non-executive directors. It is responsible for reviewing and recommending all elements of the executive directors and senior management remuneration. The remuneration for the non-executive directors is determined by the Board. Terms of reference of the Remuneration Committee which have been adopted by the Remuneration Committee are posted on the Company's website.

Bye-laws of the Company At the annual general meeting held on 13th August 2004, the shareholders had passed a special resolution to amend the Company's Bye-laws to reflect the amendments to Appendix 3 to the Listing Rules which came into effect on 31st March 2004. The Company has instituted changes to implement the retirement by rotation for all Directors at least once every three years (including those appointed for a specific term) by proposing to amend its Bye-laws in the forthcoming annual general meeting in accordance with the Code.

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") has promulgated a new Code on Corporate Governance Practices (the "Code") which came into effect in January 2005. The Company has already put in place corporate governance practices to meet all the provisions of the Code except for the combined role of Chairman and Chief Executive Officer. The Company has also complied with, to a certain extent, the recommended best practices in the Code. Throughout the year ended 31st March 2005, the Company complied with the Code of Best Practice as set out in Appendix 14 of The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") except for the appointment of non-executive directors for a specific term despite the one-third rotational provision (other than the Chairman) under the existing Company's Bye-laws. At the forthcoming annual general meeting, the directors proposed a special resolution to amend the existing Bye-laws of the Company so that every director is subject to retirement by rotation at least once every three years in compliance with the provisions of the Code.

Board of Directors For the year ended 31st March 2005, the Board of Directors (the "Board") comprised two executive directors and four independent non-executive directors. The independent non-executive directors are high calibre executives with diversified industry expertise and bring a wide range of skills and experience to the Group. They bring independent judgement on issues of strategy, performance, risk and people through their contribution at board meetings. The Board considers that four non-executive directors, more than one third of the Board, are independent in character and judgement and they also meet the independence criteria set out in Rule 3.13 of the Listing Rules. All non-executive directors are required to submit themselves for re-election at least every three years. Biographical details of all directors are set out on page 24.

Each of the independent non-executive directors has made an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

The Board's focus is on the formulation of business strategy and policy, and on control. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, the annual operating budgets, major investments and board memberships.

Four board meetings at approximately quarterly interval are scheduled for 2005/2006 with other meetings as necessary. All Directors have access to the advice and services of the Company Secretary and independent professional advice may be taken by the Directors as required.

The Directors acknowledge their responsibility for preparing the financial statements of the Group that give a true and fair view of the state of affairs of the Group and of the results and cash flow for the period. In preparing the financial statements for the year ended 31st March 2005, the Directors have:

- Selected suitable accounting policies and applied them consistently;
- Made judgements and estimates that are prudent and reasonable; and have prepared the accounts on a going concern basis.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The following paragraphs describe the key governance structures operating in the Group under the overall direction of the Board.



September

Contract Manufacturing Services

VTech Communications Ltd was recognised by Bromcom Computer Plc for the continued delivery of reliable and quality products over the past five years. The business also received a Supplier Excellence Award 2003 from Soundcraft.


VTECH - CMS Division
Bromcom

Electronic Learning Products

V.Smile received the 2004 National Parenting Publications Award (NAPPA) in the United States.


NATIONAL PARENTING PUBLICATIONS AWARDS
NAPPA HONORS

Electronic Learning Products

Play and Learn Fun Fair was awarded "Toy of the Year" in the September issue of *American Baby* magazine.



October

Corporate



VTech Chairman and Group CEO, Mr. Allan Wong, was presented the prestigious "Industrialist of the Year Award 2004" by the Federation of Hong Kong Industries to recognise his significant contributions to the industry and the community.

Electronic Learning Products

V.Smile was the winner in the Dutch Toy of the Year Election 2004.

V.Smile was named one of the 2004 "Hot Dozen" Hottest Holiday Products by the *Toy Wishes* magazine in the United States.

VTech (China) Trading Ltd was given the "Outstanding Toy Enterprise in China" award by the China Toy Association in recognition of its achievements and contributions to the toy industry.

05

January

Electronic Learning Products

V.Smile was awarded the "Electronic Learning Toy of the Year" by The Toy Retailers Association at the London Toy Fair.

Telecommunication Products

VTech participated in the 2005 Consumer Electronics Show (CES) in Las Vegas, introducing 23 new cordless phones to customers, including the first-ever fully integrated VoIP broadband phones.


vtech

February

Electronic Learning Products

V.Smile and V.Smile Pocket were presented the "Toy Innovations Award 2005 - Learning Category" at the Nuremberg International Toy Fair in Germany.

V.Smile was awarded the "Best Overall Toy of the Year" and the "Best Educational Toy of the Year" by the US Toy Industry Association (TIA), bringing the total US V.Smile awards to 21.

V.Smile Pocket, a handheld educational video game system, was unveiled at international toy fairs in Germany and the United States.



March

Contract Manufacturing Services

The business designed and launched a bluetooth communication product for a Japanese customer.

Electronic Learning Products

VTech was given "2004 Vendor of the Year Award" by Toys "R" Us.

Telecommunication Products

VTech Telecommunication Ltd received the "2004 Outstanding Quality Manufacturer of the Year" award from RadioShack.


RadioShack

04

April

Electronic Learning Products

V.Smile received the "Seal of Approval" from the National Parenting Centre in the United States.

Me-Mo-Mo was given the "Gold" award in technology and innovation at the 16th Guangzhou International Toys and Gifts Fair in mainland China.



May

Electronic Learning Products

VTech announced a partnership with Beijing San Chen Blue Cat Toy Co., Ltd to co-develop the Chinese electronic learning products market under the "Blue Cat • VTech" brand.


合作签约仪式

June

Electronic Learning Products

V.Smile was given the "Grand Prix du Jouet" (Toy of the Year) award in the electronic toys category in France and the "Comenius Medal" from the Association for Education and Information in Germany.

Telecommunication Products

VTech Telecommunications Canada Ltd received "The Most Improved Supplier of the Year" award from the Basics Convey Office Products in recognition of its outstanding customer support.

VTech Communications, Inc won the "2003 LIMA International Licensing Excellence Award for Best Corporate Brand Licensee of the Year" for its AT&T branded telephone product line. This award was presented by the International Licensing Industry Merchandisers' Association (LIMA).


Best Corporate Brand Licensee of the Year

July

Telecommunication Products

VTech Telecommunication Ltd was awarded a plaque of recognition by Deutsche Telekom for surpassing the "one million mark" in supplying the company with DECT phones.



August

Electronic Learning Products

The V.Smile launch campaign was successfully held in New York, Dallas and Chicago, laying the foundation for strong reception of the product.





November

Electronic Learning Products

Time magazine released its "coolest inventions" guide for 2004, and V.Smile was one of the only five toys featured in the "Tech Buyer's Guide".



December

Contract Manufacturing Services

The business launched a programme called "Implementation of Restriction of Hazardous Substances directive in VTech", with the target to convert all customer products compliant with the RoHS directive by the first quarter of the calendar year 2006.

The business designed and launched a new product called "Aged Care Phone System" for a European customer.

Electronic Learning Products

V.Smile was named the "Ultimate Toy" in the Educational and Learning category by the *Toy Wishes* magazine in the United States.


V.SMILE
TV LEARNING SYSTEM


THE ULTIMATE
TOY
AWARDS



Fun at Work

Fun social events designed to build team spirit and stimulate creative thinking also enhanced employee motivation. During the financial year 2005, the Group organised a number of tours, including a one-day boat trip in Hong Kong and a three-day tour to Macau and mainland China over the Easter holiday. Overseas offices also held a variety of events, including Christmas parties and family picnics, while the plant in mainland China staged anniversary parties, as well as soccer and bridge competitions.



VTech staff joined the football tournament organised by KPMG

Employment Policy

VTech's policy is to employ, retain, promote, terminate and treat all employees on the basis of merit, qualifications and competence. The Group creates a favourable work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, status, disability or any other non-job related factor.

Code of Conduct

VTech has adopted a Code of Conduct applicable to all employees, with the aim of promoting integrity in the conduct of the Group's business since October 2002. The Code sets out VTech's business ethics and principles, covering issues such as conflict of interest, occupational health and safety, and environmental protection. All employees are required to sign statements confirming compliance with the Code.

VTech and the Community

VTech creates prosperity through the employment it provides to approximately 23,000 people from all walks of life in the United States, Europe and Asia. VTech also supports community initiatives in the markets where it operates that enhance people's lives such as improved access to education and lend support for individuals in genuine need.

Summer Internships in Hong Kong and the United States

VTech has provided summer internships for students at universities and colleges of education in Hong Kong, giving them the opportunity to gain real-life experience of the world of work. During the financial year 2005, the internship programme was carried out in Hong Kong and the United States.



Summer internship programme was carried out in Hong Kong and the United States

Hospital Donations in France

In June 2004, VTech ran a tremendously successful email community relations campaign in France. Emails were sent to our contact database encouraging consumers to visit www.vtechfrance.com and donate 1 Euro worth of toys to children in hospitals for each click. Consumers participated enthusiastically and the Group reached its target of 100,000 Euros within three weeks. VTech donated the 100,000 Euros worth of products and point-of-sale materials to various public hospitals in France.



VTech donated 100,000 Euros worth of products and point-of-sale materials to various public hospitals in France

Tsunami Relief in Hong Kong

VTech organised a variety of fund-raising activities following the tsunami that devastated parts of South East Asia in late 2004. During the financial year 2005, the Group made donations to the Red Cross, while staff members made donations to the Red Cross, UNICEF and World Vision.

Corporate Affairs

Investor Relations

The Group is committed to a proactive investor relations and communications programme, and makes every effort to ensure fair disclosure, non-selective dissemination of material information and clear, comprehensive reporting of performance and business activities in a timely manner.

Investor Briefings

During the financial year 2005, VTech held over 30 one-on-one meetings with investors to keep them abreast of the latest company developments. In addition, the Group organised site visits to its advanced manufacturing facilities in mainland China.



Visit to VTech's manufacturing facilities in Dougguan

Results Announcement Webcast

VTech webcasts its key financial announcements, allowing investors not able to be present to watch the event, accompanied by the detailed slide presentations.

Quarterly Newsletter

The Group's quarterly newsletter continues to keep investors informed of the latest developments at VTech.


vtech

Investor Relations Website

For both institutional and retail investors, the corporate website www.vtech.com provides up-to-date information on the Group's financial and business developments, including press releases, stock exchange announcements, slide presentations and annual and interim reports.

Employee Relations

VTech benefits from the loyalty and enthusiasm of its employees and takes care to maintain a motivated workforce.

Open Communications

Open communications are critical to sound employee relations and VTech has sought to use the latest technology to expand the scope of its dialogue with employees at all levels.

VTech's intranet enables efficient communication between the worldwide offices, offering information on Group developments, guidelines and policy.

Through the intranet, the global on-line quarterly newsletter keeps staff informed of key developments within the Group.

The Suggestion Box, which provides another channel for feedback and information, was widely used.

e-Corporate Culture Building Programme

To help foster a strong and consistent culture within the Group, in August 2004 VTech launched its annual worldwide e-Corporate Culture Building programme. The theme of "making a difference" highlighted the benefits that can be found in going beyond set ways of doing things to achieve results. In all, more than 200 employees participated by logging on to the special web page.

Training

As a global organisation with a worldwide market reach, multiple language skills are increasingly important to the workings of the Group and during the financial year we arranged courses in both English and Putonghua to address this need. Computer software and presentation skills training were also welcomed by employees seeking to upgrade their skills.



Staff in training class

The CMS business delivered encouraging results in the financial year 2005, achieving record revenue and higher profit. Revenue increased by 32.0% over the financial year 2004 to US$128.4 million, accounting for 12.6% of Group revenue, compared to 10.6% in the financial year 2004. The percentage increase in revenue was markedly higher than the growth of the global EMS industry. This performance reflects VTech's success in delivering exceptional service to its core focus of small and medium sized customers.

CMS Revenue in Last 5 Years



US$ million
150
125
100
75
50
25
0
127.1
92.8
94.7
97.3
128.4
01
02
03
04
05

CMS Revenue by Region

	2005 %	2005 US$ million
Europe	49.2	63.2
North America	29.2	37.5
Asia Pacific	21.3	27.3
Other	0.3	0.4
Total	100.0	128.4



CMS Revenue by Product Line

	2005 %	2005 US$ million
Professional Audio Equipment	35.6	45.7
Power Supplies	27.7	35.6
Home Appliances	14.6	18.7
Others	11.2	14.4
Wireless Products	10.9	14.0
Total	100.0	128.4



Strong Demand from Existing Customers

The rise in revenue was driven by strong demand from existing customers, led by the well established power supply and professional audio equipment segments, which together accounted for over 60% of the total CMS revenue. A new customer in the industrial printing sector also contributed to the revenue growth.

Encouraging Results from R&D Investment

VTech's investment in offering a comprehensive R&D service to customers also began to show results, helping to drive the outperformance of the CMS business. In the financial year 2005, the R&D centre in Shenzhen came into full operation. As a result, the business not only helps customers improve product design from a cost and quality perceptive, but also takes initial concepts from first design through to full production. During the financial year 2005, approximately 15% of CMS revenue was derived from business having an R&D element.

Geographically, Europe continued to be the largest market of the CMS business, accounting for 49.2% of the total CMS revenue, followed by the United States at 27.7% and Japan at 17.2%.

Good Overheads Control

During the financial year 2005, the business was able to achieve a higher profit, despite a slight decline in gross margins due to changes in product mix and pricing pressure from customers. This was mainly because of the success in controlling fixed overheads in spite of higher volumes. Raw materials costs during the period were little changed over the previous financial year.

RoHS Compliance

VTech is committed to supporting environmental initiatives. To comply with the Directive 2002/95/EC on RoHS, which will become mandatory in the European Union in July 2006, the CMS business had started as early as 2003 to improve its manufacturing process. In mid-2004, teams were established to work with major customers on component selection, to enable the business to speed up the process of compliance.

Currently, the business is working with four of the top five customers and it targets to achieve full compliance in the first quarter of the calendar year 2006, ahead of the industry.



VTECH - CMS Division
This plaque is presented to Vtech CMS division in recognition of the commitment and dedication shown by Vtech staff, which has ensured continued delivery of a reliable quality product during the past 5 years
1999 - 2004
Bromcom
Bromcom Computers Plc

The business received two customer awards in the financial year 2005 in recognition of its quality service.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st March 2005, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the record of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	10,674,393	3,968,683	74,101,153 *(Note 1)*	2,000,000	90,744,229	40.2%
Albert LEE Wai Kuen	799,332	—	—	3,250,000	4,049,332	1.8%
Raymond CH'IEN Kuo Fung	—	—	—	—	—	—
William FUNG Kwok Lun	1,041,630	—	—	—	1,041,630	0.5%
Michael TIEN Puk Sun	—	—	1,123,000 *(Note 2)*	—	1,123,000	0.5%
Patrick WANG Shui Chung	—	—	—	—	—	—

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust in which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which is a wholly owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 3: All the interests stated above represent long position.

(2) Share options of the Company

Name of director	Date of grant	Exercise price	Exercisable period *(Note 1)*	Number of share options held as at 1st April 2004	Number of share options held as at 31st March 2005
Allan WONG Chi Yun	26th February 2002	HK$10.20	11th March 2005 to 10th March 2007	2,000,000	2,000,000 *(Note 2)*
Albert LEE Wai Kuen	26th February 2002	HK$10.20	5th March 2005 to 4th March 2007	1,750,000	1,750,000 *(Note 3)*
Albert LEE Wai Kuen	19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	—	1,500,000 *(Note 4)*

Note 1: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Note 2: 1,000,000 share options were exercised on 21st April 2005, the closing price of the shares of the Company immediately before the date on which the options were exercised was HK$10.95 per share.

Note 3: 750,000 share options were exercised on 4th April 2005, the closing price of the shares of the Company immediately before the date on which the options were exercised was HK$11.10 per share.

Note 4: The closing price of the shares immediately before the date on which the options were granted was HK$10.70 per share.

Save as disclosed above, as at 31st March 2005, none of the directors and chief executive of the Company has any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Codes for Securities Transactions by Directors of Listed Issuers containing in the Listing Rules or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

Directors' Interests in Contracts Save for the lease described under the paragraph headed "Connected Transaction", no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholdings As at 31st March 2005, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited *(Note 4)*	Interest of controlled corporation *(Notes 1 & 3)*	74,101,153	32.8%
Honorex Limited	Beneficial owner *(Notes 1 & 3)*	1,416,325	29.7%
	Interest of controlled corporation *(Notes 1 & 3)*	65,496,225	
Conquer Rex Limited	Beneficial owner *(Notes 1 & 3)*	65,496,225	29.0%
Value Partners Limited	Investment manager *(Notes 2 & 3)*	31,148,000	13.8%
CHEAH Cheng Hye	Interest of controlled corporation *(Notes 2 & 3)*	31,148,000	13.8%
Twin Success Pacific Limited	Beneficial owner *(Notes 1 & 3)*	7,188,603	3.2%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares, underlying shares and debentures" above.

Note 2: Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 31.82% interest in Value Partners Limited.

Note 3: All the interest stated above represent long position.

Note 4: Trustcorp Limited has been appointed as the trustee of The Wong Chung Man 1984 Trust in place of Newcourt Trustees Limited effecting on 7th June 2004.

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares, underlying shares and debentures of the Company as at 31st March 2005 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

Based on the information publicly available, the Company has maintained at least 25% of the total issued share capital of the Company to be held by the public at all times during the year ended 31st March 2005 and up to the date of this report.



Management Contracts No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Securities Purchase Arrangements At the annual general meeting held on 13th August 2004, shareholders renewed the approval of a general mandate authorising the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

Purchase, Sale or Redemption of Listed Shares
The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Major Customers and Suppliers For the year ended 31st March 2005, the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30% of the Group's total value of purchases. The Group's largest customer accounted for approximately 9.2% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 32.5% of the Group revenue during the year.

None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

Pre-Emptive Rights There is no provision for pre-emptive rights under the Bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

Share Option Scheme The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries.

On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

HomeRelay Communications, Inc. ("HomeRelay"), a subsidiary of the Company, located and established under the laws of the United States of America, adopted a stock option plan in August 2000 (the "HomeRelay Plan"). Under the HomeRelay Plan, HomeRelay may grant up to 10% of HomeRelay's common stock and a committee designated by the board of directors of HomeRelay may fix the terms and vesting of the options which in no event shall exceed 10 years. All outstanding stock options of HomeRelay Plan lapsed on 10th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan.

Details of the 2001 Scheme and the HomeRelay Plan are set out in note 19 to the financial statements.

Connected Transaction As announced on 6th April 2005, the Company has entered into a transaction which constituted a continuing connected transaction of the Company under Rule 14A.34 of the Listing Rules and Chapter 11 of the UK Listing Rules as set out below:

On 6th April 2005, the Company as tenant entered into a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2005 and expiring on 31st March 2007 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director, chief executive and a substantial shareholder of the Company. Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constituted a continuing connected transaction under the Listing Rules.

Annual General Meeting The following special business will be proposed at the annual general meeting to be held on 12th August 2005:

1. the grant to the directors of the Company of a general mandate to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;

2. the grant to the directors of the Company of a general mandate to allot, issue and otherwise deal with shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;

3. the grant to the directors of a general authority to allot, issue and otherwise deal with shares of the aggregate amount of the shares repurchased under the repurchase mandate and;

4. amendments to the Bye-laws of the Company.

The Directors believe that an authority given to the Directors to allot and issue shares and to repurchase shares would give the Company additional flexibility that would be beneficial. As for the repurchase mandate, the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the shares can be repurchased on favourable terms.

The Hong Kong Stock Exchange has recently amended the Listing Rules for the purpose of implementing the Code on Corporate Governance Practices (the "Code"). In the Listing Rules, the Code replaces the Code of Best Practice in Appendix 14 of the Listing Rules. Pursuant to Paragraph A.4.2 of the Code, every director should be subject to retirement by rotation at least once every three years. The existing Bye-laws of the Company does not comply with the said Paragraph A.4.2 of the Code and the Directors therefore propose the Special Resolution as set out in the notice of the annual general meeting to amend the existing Bye-laws of the Company.

Auditors In February 2003, PricewaterhouseCoopers resigned as auditors of the Company and KPMG were appointed as the auditors of the Company to fill the casual vacancy caused by the resignation of PricewaterhouseCoopers.

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 22nd June 2005


KPMG

To the Shareholders of VTech Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of VTech Holdings Limited ("the Company") and its subsidiaries ("the Group") set out on pages 33 to 53 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

Respective Responsibilities of Directors and Auditors These consolidated financial statements are the responsibility of the Group's directors who are required to prepare financial statements which give a true and fair view.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to the shareholders, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion In our opinion the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2005 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act 1981.

KPMG
Certified Public Accountants

Hong Kong, 22nd June 2005

Consolidated Income Statement

For the year ended 31st March 2005

	Note	2005 US$ million	2004 US$ million
Revenue	1	**1,022.0**	915.2
Cost of sales		**(693.2)**	(633.9)
Gross profit		**328.8**	281.3
Selling and distribution costs		**(182.6)**	(150.7)
Administrative and other operating expenses		**(51.7)**	(47.9)
Research and development expenses		**(38.5)**	(33.2)
Net receipts from an indemnification claim	3	**6.7**	—
Operating profit	1&2	**62.7**	49.5
Net finance income	5	**1.0**	0.4
Share of results of associates		**—**	—
Profit from ordinary activities before taxation		**63.7**	49.9
Taxation	6	**(6.8)**	(3.6)
Profit attributable to shareholders	20	**56.9**	46.3
Interim dividend	7	**2.3**	6.8
Final dividend	7	**27.3**	15.8
Earnings per share (US cents)	8		
— Basic		**25.2**	20.5
— Diluted		**24.9**	20.5

Consolidated Statement of Changes in Shareholders' Funds

For the year ended 31st March 2005

	Note	2005 US$ million	2004 US$ million
Shareholders' funds at 1st April		**162.6**	127.5
Exercise of share options	20	**0.1**	—
Realisation of hedging reserve	20	**3.1**	3.6
Fair value losses on hedging during the year	20	**(3.1)**	(3.6)
Exchange translation differences	20	**1.8**	0.1
Net gains and losses not recognised in the income statement		**1.9**	0.1
Profit attributable to shareholders	20	**56.9**	46.3
Dividends approved and paid during the year	20	**(18.1)**	(11.3)
Shareholders' funds at 31st March		**203.3**	162.6

The notes on pages 34 to 53 form part of these financial statements.

Consolidated Balance Sheet

As at 31st March 2005

	Note	2005 US$ million	2004 US$ million
Non-current assets			
Tangible assets	9	**52.6**	48.7
Leasehold land payments	10	**1.8**	1.8
Deferred tax assets	11	**2.6**	3.7
Investments	12	**0.2**	0.2
		57.2	54.4
Current assets			
Stocks	13	**124.2**	96.1
Assets held for sale		**—**	8.0
Debtors and prepayments	14	**175.7**	153.9
Taxation recoverable		**2.4**	4.6
Cash and cash equivalents		**123.9**	105.2
		426.2	367.8
Current liabilities			
Creditors and accruals	15	**(231.3)**	(200.3)
Provisions	16	**(41.2)**	(40.7)
Borrowings	18	**(0.1)**	(0.6)
Taxation payable		**(6.7)**	(14.4)
		(279.3)	(256.0)
Net current assets		**146.9**	111.8
Total assets less current liabilities		**204.1**	166.2
Non-current liabilities			
Borrowings	18	**(0.1)**	(2.0)
Deferred tax liabilities	11	**(0.7)**	(1.6)
		(0.8)	(3.6)
Net assets		**203.3**	162.6
Capital and reserves			
Share capital	19	**11.3**	11.3
Reserves	20	**192.0**	151.3
Shareholders' funds		**203.3**	162.6

Approved and authorised for issue by the Board of Directors on 22nd June 2005.

Allan WONG Chi Yun
Director

Albert LEE Wai Kuen
Director



Statements

Consolidated Cash Flow Statement

For the year ended 31st March 2005

	Note	2005 US$ million	2004 US$ million
Operating activities			
Operating profit		**62.7**	49.5
Depreciation charges	2	**18.2**	17.9
Amortisation of leasehold land payments	2	**—**	0.1
Loss on disposal of tangible assets	2	**—**	1.9
Gain on disposal of subsidiaries	2	**(1.0)**	(1.1)
Gain on disposal of assets held for sale	2	**(0.8)**	—
Increase in stocks		**(28.1)**	(12.1)
Increase in debtors and prepayments		**(21.8)**	(14.0)
Increase in creditors and accruals		**31.0**	28.9
Increase in provisions		**0.5**	—
Cash generated from operations		**60.7**	71.1
Interest received		**1.3**	0.7
Interest paid		**(0.3)**	(0.3)
Taxes paid		**(12.1)**	(6.3)
Net cash generated from operating activities		**49.6**	65.2
Investing activities			
Proceeds from disposal of tangible assets		**0.3**	1.3
Proceeds from disposal of assets held for sale		**8.8**	—
Proceeds from disposal of subsidiaries		**1.0**	1.1
Purchase of tangible assets	9	**(21.5)**	(19.5)
Net cash used in investing activities		**(11.4)**	(17.1)
Financing activities			
Net repayment of borrowings		**(2.4)**	(0.1)
Dividends paid	7	**(18.1)**	(11.3)
Dividend paid to minority shareholder		**—**	(0.8)
Net cash used in financing activities		**(20.5)**	(12.2)
Effect of exchange rate changes		**1.0**	(1.1)
Increase in cash and cash equivalents		**18.7**	34.8
Cash and cash equivalents at beginning of the year		**105.2**	70.4
Cash and cash equivalents at end of the year		**123.9**	105.2
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		**123.9**	105.2

The notes on pages 34 to 53 form part of these financial statements.

Principal Accounting Policies

A Principal Activities, Organisation and Basis of Preparation The Group's principal activities and separable segments are set out in note 1 to the financial statements.

The Company was incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States dollars, rounded to the nearest million.

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Bermuda Companies Act 1981.

These financial statements are prepared on a historical cost basis as modified by the revaluation of certain properties.

The accounting policies described in note (B) to note (V) have been consistently applied by the Group.

The International Accounting Standards Board has issued a number of new and revised IFRS and IAS ("new IFRS"), which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended 31st March 2005.

The Group has made a preliminary assessment of the impact of these new IFRS and has so far concluded that the adoption of IFRS2 "Share-based payments" will have an impact on its consolidated financial statements as set out below:

(i) At present, when the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

Principal Accounting Policies (continued)

A Principal Activities, Organisation and Basis of Preparation (continued)

(ii) IFRS2 requires the Group to recognise the share-based payment transaction, from the date of the grant until the vesting date. The measurement of the share-based payment transaction (e.g. grant of the share options) is based on the fair value of the equity instruments measured at grant date, where IFRS2 requires a valuation model to be applied.

For the accounting periods beginning 1st April 2005, the Group will adopt the requirements of IFRS2 and will take advantage of the transitional provisions of IFRS2. The preliminary assessment indicates that the adoption of IFRS2 and other new IFRS would not have a significant impact on its financial position as at 31st March 2005 and its results of operations for the year then ended.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

B Basis of Consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less impairment losses (see note (I)) in the Company's balance sheet.

Associates are those entities, not being subsidiaries, in which the Group exercises significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less impairment losses (see note (I)) in the company's balance sheet.

C Foreign Currencies Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the income statement.

D Revenue Recognition Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognised when the services are rendered.

Interest income is recognised on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognised when the Group's right to receive payment is established.



Principal Accounting Policies (continued)

E Research and Development Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note (I)). Development expenditure that does not meet the above criteria is recognised as an expense in the period in which it is incurred.

Amortisation is calculated to write off capitalised development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

F Intangible Assets Intangible assets that are acquired by the Group are carried at cost less any accumulated amortisation and any impairment losses (see note (I)). Amortisation commences from the date when the developed product is available for use.

G Tangible Assets and Depreciation Land and buildings are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realised revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (see note (I)).

Gains or losses arising from the retirement or disposal of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

Depreciation is calculated to write off the cost or revalued amount of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Computers, motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

H Leases Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses (see note (I)). Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortised on a straight-line basis over the respective period of the leases.

Principal Accounting Policies (continued)

H Leases (continued) When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

I Impairment of Assets The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

J Construction in Progress Construction in progress represents machinery and equipment under construction and pending installation and is stated at cost less impairment losses (see note (I)). Cost comprises the purchase costs of equipment and the related installation costs.

Construction in progress is transferred to machinery and equipment when the asset is substantially ready for its intended use and depreciation will be provided at the appropriate rates in accordance with the depreciation policies specified in note (G).

No depreciation is provided in respect of construction in progress.

K Other Investments Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognised in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognised to the income statement as they arise.

L Stocks and Assets Held for Sale (i) Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

(ii) Assets held for sale are stated at anticipated realisable value.

M Trade Debtors Trade debtors are carried at anticipated realisable value. An allowance is made for doubtful debts based upon the evaluation of the recoverability of these outstanding amounts at the balance sheet date. Bad debts are written off in the income statement during the year in which they are identified.

N Cash and Cash Equivalents For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and other financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

O Trade and Other Creditors Trade and other creditors are stated at their cost.

Principal Accounting Policies (continued)

P Provisions A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganisations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

The Group recognises the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Q Income Tax Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is being realised or the liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

R Employee Benefits The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

(i) Defined contribution plans Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

(ii) Defined benefit plans For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net assets or liabilities resulting from the valuation of the plan are recognised in the Group's balance sheet.

(iii) Equity and equity related compensation benefits The Company has a number of share option schemes which may grant options to certain employees of the Company and subsidiaries of the Group. No compensation cost of the obligation is recognised at the date of the grant. The option exercise prices are set out in note 19 on the financial statements. When the options are exercised, shareholders' funds is increased by the amount of the proceeds received.

Principal Accounting Policies (continued)

S Financial Instruments The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised, when the committed or forecasted transaction ultimately is recognised in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

T Borrowings Borrowings are recognised as the proceeds are received, net of transaction costs incurred.

U Dividends Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

V Segment Reporting A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format — business segments

Year ended 31st March 2005

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	**1,020.3**	**1.7**	**1,022.0**
	Segment result	**62.4**	**0.9**	**63.3**
	Unallocated corporate expenses			(0.6)
	Operating profit			**62.7**
	Net finance income			1.0
	Profit from ordinary activities before taxation			**63.7**
	Taxation			(6.8)
	Profit attributable to shareholders			**56.9**
ii	**Segment assets**	**390.8**	**1.2**	**392.0**
	Associates	—	0.1	0.1
	Unallocated assets			91.3
	Total assets			**483.4**
	Segment liabilities	**261.2**	**1.6**	**262.8**
	Unallocated liabilities			17.3
	Total liabilities			**280.1**
iii	**Capital expenditure, depreciation and other non-cash revenue**			
	Capital expenditure	21.1	0.4	21.5
	Depreciation	17.5	0.7	18.2
	Other non-cash revenue	(0.7)	—	(0.7)

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

Primary reporting format — business segments

Year ended 31st March 2004

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	913.0	2.2	915.2
	Segment result	55.6	0.2	55.8
	Unallocated corporate expenses			(6.3)
	Operating profit			49.5
	Net finance income			0.4
	Profit from ordinary activities before taxation			49.9
	Taxation			(3.6)
	Profit attributable to shareholders			46.3
ii	**Segment assets**	335.6	1.3	336.9
	Associates	—	0.1	0.1
	Unallocated assets			85.2
	Total assets			422.2
	Segment liabilities	234.8	1.5	236.3
	Unallocated liabilities			23.3
	Total liabilities			259.6
iii	**Capital expenditure, depreciation and other non-cash expenses**			
	Capital expenditure	19.1	0.4	19.5
	Depreciation	17.2	0.7	17.9
	Amortisation of leasehold land payments	—	0.1	0.1
	Other non-cash expenses	5.1	—	5.1

1 Segment Information (continued)

Secondary reporting format — geographical segments Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — the operations are principally the distribution of telecommunication and electronic products.

Europe — the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific — the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Revenue 2005 US$ million	Revenue 2004 US$ million	Operating profit/(loss) 2005 US$ million	Operating profit/(loss) 2004 US$ million
North America	621.1	681.8	19.7	43.7
Europe	336.0	200.3	33.2	8.4
Asia Pacific	45.9	23.4	5.2	(5.8)
Others	19.0	9.7	4.6	3.2
	1,022.0	915.2	62.7	49.5

	Capital expenditure 2005 US$ million	Capital expenditure 2004 US$ million	Total assets 2005 US$ million	Total assets 2004 US$ million
North America	0.7	2.5	131.3	142.1
Europe	0.3	0.3	67.2	54.1
Asia Pacific	20.5	16.7	284.1	216.8
Others	—	—	0.8	9.2
	21.5	19.5	483.4	422.2

2 Operating Profit

The operating profit is arrived at after charging/(crediting) the following:

	Note	2005 US$ million	2004 US$ million
Staff related costs			
— salaries and wages		103.9	95.5
— pension costs: defined contribution schemes	17	1.9	1.7
— pension costs: defined benefit scheme	17	1.2	1.5
— severance payments		2.3	2.3
Depreciation charges	9		
— owned assets		18.1	17.8
— leased assets		0.1	0.1
Amortisation of leasehold land payments	10	—	0.1
Loss on disposal of tangible assets		—	1.9
Gain on disposal of subsidiaries		(1.0)	(1.1)
Gain on disposal of assets held for sale		(0.8)	—
Auditors' remuneration		0.6	0.5
Operating leases			
— land and buildings		9.9	11.2
— others		2.9	1.7
Provision for stock obsolescence		(0.7)	6.9
Provision for doubtful debts		—	(1.8)
Royalties		19.0	12.3
Exchange gain		(6.4)	(8.6)
Forward contracts: fair value losses on cash flow hedges transferred from hedging reserve	20	3.1	3.6

3 Net Receipts from an Indemnification Claim

In September 2004, the Group and Lucent Technologies Inc. ("Lucent") agreed to settle a claim made by the Group relating to certain indemnifications previously provided by Lucent and Lucent Technologies Consumer Products, L.P. in connection with the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Products Business in 2000.

Net receipts of US$6.7 million, after deducting incidental expenses, were received by the Group pursuant to this settlement and were credited to the consolidated income statement during the year ended 31st March 2005.

4 Directors' and Senior Executives' Emoluments

Directors' emoluments

	2005 US$ million	2004 US$ million
The emoluments of the directors of the Company are as follows:		
Fees	**0.1**	0.1
Salaries, allowances and benefits in kind	**1.4**	1.8
Bonuses	**3.0**	2.7
Contribution to retirement benefit schemes	**0.1**	0.1
Deemed profit on share option exercise	—	—
Inducement for joining the Group	—	—
Compensation for loss of office	—	—
	4.6	4.7

The table below shows the number of directors whose emoluments were within the bands stated:

	2005 Number of directors	2004 Number of directors
US$		
0 - 64,000	**4**	4
896,001 - 960,000	—	1
1,344,001 - 1,408,000	**1**	—
1,536,001 - 1,600,000	—	1
2,112,001 - 2,176,000	—	1
3,136,001 - 3,200,000	**1**	—
	6	7

Emoluments of independent non-executive directors included above amounted to US$60,000 (2004: US$60,000), being wholly in the form of directors' fees.

Senior executives' emoluments The directors' emoluments set out above exclude 3 senior executives (2004: 2) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

	2005 US$ million	2004 US$ million
Salaries, allowances and benefits in kind	**0.9**	0.8
Bonuses	**2.6**	1.1
Contribution to retirement benefit schemes	**0.1**	—
Deemed profit on share option exercise	—	—
Inducement for joining the Group	—	—
Compensation for loss of office	—	—
	3.6	1.9

The emoluments fell within the following bands:

	2005 Individuals	2004 Individuals
US$		
576,001 - 640,000	—	1
640,001 - 704,000	**2**	—
1,216,001 - 1,280,000	—	1
2,176,001 - 2,240,000	**1**	—
	3	2

5 Net Finance Income

	2005 US$ million	2004 US$ million
Interest expenses on bank loans and overdrafts which are:		
— Wholly repayable within five years	**(0.2)**	(0.2)
— Not wholly repayable within five years	**(0.1)**	(0.1)
Interest income	**1.3**	0.7
	1.0	0.4

6 Taxation

	2005 US$ million	2004 US$ million
Current tax		
— Hong Kong	**5.5**	4.7
— Overseas	**1.6**	1.4
Overprovision in respect of prior years		
— Hong Kong	**(0.4)**	(3.5)
— Overseas	**(0.1)**	—
Deferred tax		
— Origination and reversal of temporary differences	**0.2**	1.0
	6.8	3.6

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

The consolidated effective income tax rate for the year ended 31st March 2005 was 10.7% (2004: 7.2%). The effective income tax rate is reconciled to the statutory domestic income tax rate as follow:

	2005 %	2004 %
Statutory domestic income tax rate	**17.5**	17.5
Difference in overseas income tax rates	—	0.2
Non-temporary differences	**(7.1)**	(4.3)
Tax losses not recognised	**4.1**	1.0
Overprovision in prior years	**(0.8)**	(6.9)
Others	**(3.0)**	(0.3)
Effective income tax rate	**10.7**	7.2

7 Dividends

	Note	2005 US$ million	2004 US$ million
Interim dividend of US1.0 cent (2004: US3.0 cents) per share declared and paid	20	**2.3**	6.8
Final dividend of US12.0 cents (2004: US7.0 cents) per share proposed after the balance sheet date	20	**27.3**	15.8

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 Earnings Per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$56.9 million (2004: US$46.3 million).

The basic earnings per share is based on the weighted average of 225.6 million (2004: 225.5 million) ordinary shares in issue during the year. The diluted earnings per share is based on 228.9 million (2004: 226.0 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share option scheme.

9 Tangible Assets

	Land and buildings US$ million	Moulds, machinery and equipment US$ million	Computers, motor vehicles, furniture and fixtures and leasehold improvements US$ million	Construction in progress US$ million	Total US$ million
Cost or valuation					
At 1st April 2004	37.8	184.8	58.6	3.0	284.2
Additions	—	10.3	8.8	2.4	21.5
Disposals	—	(12.5)	(2.0)	—	(14.5)
Transfer between categories	—	—	3.0	(3.0)	—
Effect of changes in exchange rate	0.6	1.2	0.6	—	2.4
At 31st March 2005	**38.4**	**183.8**	**69.0**	**2.4**	**293.6**
Accumulated depreciation					
At 1st April 2004	18.0	167.1	50.4	—	235.5
Charge for the year	1.1	10.3	6.8	—	18.2
Disposals	—	(12.2)	(2.0)	—	(14.2)
Effect of changes in exchange rate	—	1.1	0.4	—	1.5
At 31st March 2005	**19.1**	**166.3**	**55.6**	**—**	**241.0**
Net book value at 31st March 2005	**19.3**	**17.5**	**13.4**	**2.4**	**52.6**
Net book value at 31st March 2004	19.8	17.7	8.2	3.0	48.7
Cost or valuation of tangible assets is analysed as follows:					
At cost	25.0	183.8	69.0	2.4	280.2
At professional valuation — 2003 (note (c))	13.4	—	—	—	13.4
	38.4	**183.8**	**69.0**	**2.4**	**293.6**

(a) **Leased machinery and equipment** The Group leases machinery and equipment under finance lease arrangement. At the end of the lease the Group has the option to purchase the equipment at a beneficial price. At 31st March 2005, the net book value of tangible assets held under finance leases amounted to US$0.1 million (2004: US$0.2 million).

(b) **Security** The net book value of tangible assets pledged as security for borrowings at 31st March 2005 amounted to US$0.1 million (2004: US$ 2.6 million).

(c) **Property revaluation** The amount included valuation of land and buildings denominated in Hong Kong dollar or Euro which were revalued by independent valuers as at 31st March 2003 on an open market value basis. The carrying value of these properties in US dollar as at 31st March 2005 is changed due to the effect of changes in exchange rates.

9 Tangible Assets (continued)

Land and buildings comprise:

	Freehold land and buildings and long-term leasehold buildings US$ million	Short-term leasehold buildings US$ million	Total US$ million
Cost or valuation			
At 1st April 2004	12.8	25.0	37.8
Effect of changes in exchange rate	0.6	—	0.6
At 31st March 2005	**13.4**	**25.0**	**38.4**
Accumulated depreciation			
At 1st April 2004	1.2	16.8	18.0
Charge for the year	0.4	0.7	1.1
At 31st March 2005	**1.6**	**17.5**	**19.1**
Net book value at 31st March 2005	**11.8**	**7.5**	**19.3**
Net book value at 31st March 2004	11.6	8.2	19.8
Cost or valuation of tangible assets is analysed as follows:			
At cost	—	25.0	25.0
At professional valuation — 2003 (note (c))	13.4	—	13.4
	13.4	**25.0**	**38.4**
Net book value of land and buildings comprises:			
Hong Kong			
Long-term leasehold buildings (not less than 50 years)	0.9	—	0.9
Overseas			
Freehold land and buildings	10.9	—	10.9
Short-term leasehold buildings	—	7.5	7.5
	10.9	7.5	18.4
Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation	6.1	—	6.1

10 Leasehold Land Payments

	Note	2005 US$ million	2004 US$ million
Net book value at 1st April		**1.8**	2.7
Disposals		—	(0.8)
Amortisation	2	—	(0.1)
Net book value at 31st March		**1.8**	1.8
Leasehold land payments in respect of:			
Owner-occupied properties		**1.8**	1.8

11 Deferred Tax

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2004 and 31st March 2005 are attributable to the following items:

	1st April 2003 US$ million	Credited /(charged) to income statement US$ million	31st March 2004 and 1st April 2004 US$ million	Credited /(charged) to income statement US$ million	31st March 2005 US$ million
Deferred tax assets					
Provisions	0.1	(0.1)	—	0.4	**0.4**
Tax losses carried forward	1.0	1.3	2.3	(0.2)	**2.1**
Other deductible temporary differences	2.8	(1.4)	1.4	0.3	**1.7**
	3.9	(0.2)	3.7	0.5	**4.2**
Deferred tax liabilities					
Accelerated tax depreciation	(0.8)	(0.8)	(1.6)	(0.7)	**(2.3)**
Net deferred tax assets	3.1	(1.0)	2.1	(0.2)	**1.9**

11 Deferred Tax (continued)

Deferred tax assets and liabilities are offset when the taxes relate to the same fiscal authority. The following amounts are shown in the consolidated balance sheet:

	2005 US$ million	2004 US$ million
Deferred tax assets	**2.6**	3.7
Deferred tax liabilities	**(0.7)**	(1.6)
	1.9	2.1

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$57.9 million (2004: US$47.6 million) arising from unused tax losses of US$173.4 million (2004: US$145.0 million) have not been recognised at the end of the year.

12 Investments

		2005 US$ million	2004 US$ million
i)	**Associates**		
	Share of net tangible assets	**0.1**	0.1
ii)	**Other investments**		
	Unlisted investments, at cost	**0.1**	0.1
		0.2	0.2

13 Stocks

	2005 US$ million	2004 US$ million
Telecommunication and electronic products		
Raw materials	**33.2**	27.1
Work in progress	**11.4**	8.9
Finished goods	**79.6**	60.1
	124.2	96.1

Stocks carried at net realisable value at 31st March 2005 amounted to US$33.9 million (2004: US$25.4 million).

14 Debtors and Prepayments

	Note	2005 US$ million	2004 US$ million
Trade debtors (Net of provision for doubtful debts of US$3.7 million (2004: US$3.9 million))		**162.3**	137.6
Other debtors and prepayments		**11.7**	14.7
Pension assets	17	**1.7**	1.6
		175.7	153.9

An aging analysis of net trade debtors by transaction date is as follows:

	2005 US$ million	2004 US$ million
0-30 days	**73.2**	80.8
31-60 days	**53.9**	34.0
61-90 days	**21.3**	14.5
>90 days	**13.9**	8.3
Total	**162.3**	137.6

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

15 Creditors and Accruals

	2005 US$ million	2004 US$ million
Trade creditors	**98.2**	93.0
Other creditors and accruals	**133.1**	107.3
	231.3	200.3

An aging analysis of trade creditors by transaction date is as follows:

	2005 US$ million	2004 US$ million
0-30 days	**45.2**	45.6
31-60 days	**23.5**	23.6
61-90 days	**18.1**	14.3
>90 days	**11.4**	9.5
Total	**98.2**	93.0

16 Provisions

At 31st March 2005, provisions of US$41.2 million (2004: US$40.7 million) includes provisions for defective goods returns of US$37.2 million (2004: US$36.0 million).

	Defective goods returns US$ million
At 1st April 2004	36.0
Effect of changes in exchange rate	0.2
Additional provisions	29.7
Unused amounts reversed	(4.1)
Charged to income statement	25.6
Utilised during the year	(24.6)
At 31st March 2005	**37.2**

The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognised for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

17 Pension Schemes

The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit costs expensed in the income statement amounted to US$1.7 million (2004: US$1.5 million) and US$0.2 million (2004: US$0.2 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2005 using the projected unit credit method.

For the defined benefit scheme, the amounts recognised in the balance sheet are as follows:

	Note	2005 US$ million	2004 US$ million
Fair value of the Scheme assets		**12.0**	11.3
Present value of funded defined benefit obligations		**(13.4)**	(12.3)
Unrecognised actuarial gains		**3.1**	2.6
Assets recognised in the balance sheet	14	**1.7**	1.6
The amounts recognised in the income statement are as follows:			
Current service cost		**1.3**	1.3
Interest cost		**0.6**	0.6
Expected return on plan assets		**(0.8)**	(0.6)
Net actuarial losses recognised in the year		**0.1**	0.2
Expenses recognised in the income statement*	2	**1.2**	1.5
The actual return on plan assets was as follows:			
Expected return on plan assets		**0.8**	0.6
Actuarial gains on plan assets		**0.1**	2.6
Actual return on plan assets		**0.9**	3.2
Movement in the assets recognised in the balance sheet:			
At 1st April		**1.6**	1.8
Expenses recognised in the income statement*		**(1.2)**	(1.5)
Contributions paid		**1.3**	1.3
At 31st March		**1.7**	1.6

	2005	2004
The principal actuarial assumptions used for accounting purposes were:		
Discount rate	**4.8%**	5.0%
Expected return on plan assets	**7.0%**	7.0%
Future salary increases	**5.0%**	5.0%

18 Borrowings

	2005 US$ million	2004 US$ million
Bank loans and finance lease obligations		
Repayable by instalments, any one of which is due for repayment after five years:		
Secured bank loans	—	1.0
Repayable by instalments, all of which are due for repayment within five years:		
Secured bank loans	0.1	1.4
Obligations under finance leases (Note)	0.1	0.2
	0.2	1.6
Less: amounts due within one year included under current liabilities:		
Secured bank loans	—	(0.5)
Obligations under finance leases (Note)	(0.1)	(0.1)
	(0.1)	(0.6)
	0.1	2.0
Bank loans and finance lease obligations are repayable as follows:		
Between one and two years	—	0.4
Between two and five years	0.1	0.6
In more than five years	—	1.0
	0.1	2.0

Note: The amounts are net of future finance charges of less than US$0.1 million (2004: US$ 0.1 million).

Details of the bank loans and overdrafts are as follows:

	2005 US$ million	2004 US$ million
Euro		
Secured bank loans at an average fixed interest rate of 5.1% (2004: 5.4%)	0.1	2.4

19 Share Capital, Share Options and Warrants

Share Capital

	2005 US$ million	2004 US$ million
Authorised		
Ordinary shares: 400,000,000 (2004 : 400,000,000) of US$0.05 each	20.0	20.0

	2005 No of shares	2005 US$ million	2004 No of shares	2004 US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance as at 1st April	225,527,133	11.3	225,527,133	11.3
Exercise of share options *(Note 1)*	100,000	—	—	—
Balance as at 31st March	225,627,133	11.3	225,527,133	11.3

Note 1: In April 2004, 100,000 ordinary shares were issued upon the exercise of 100,000 share options undertaken in March 2004 at the exercise price of HK$10.20 per share. The average closing price of the Company's shares traded on the Hong Kong Stock Exchange for the five business days immediately before the date of which options were exercised, was HK$13.58 per share.

Note 2: As at 22nd June 2005, the issued and fully paid share capital of the Company was increased to 227,494,133 ordinary shares upon the exercise of 1,867,000 share options since April 2005 at the exercise price of HK$10.20 per share.

Share Options

(i) The 2001 Scheme Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

19 Share Capital, Share Options and Warrants (continued)

Share Options (continued)

(i) The 2001 Scheme (continued) Pursuant to the Chapter 17 of the Listing Rules, the Company can issue options so that number of shares that may be issued upon exercise of all options to be granted under the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a non-refundable sum of HK$1.0 by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

Pursuant to the Listing Rules, the subscription price payable for each share under the 2001 Scheme shall be at least the highest of (i) the closing price of the shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange on the date on which an offer is made, which must be a business day; and (ii) the average closing price of the shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the date on which an offer is made; and (iii) the par value of the shares. The closing price of the Company's shares traded on the Hong Kong Stock Exchange respectively on 19th April 2004 was HK$14.95 per share, on 18th November 2004 was HK$10.70 per share and on 22nd March 2005 was HK$11.50 per share, all being the dates immediately before the dates on which the relevant options were granted.

The directors are of the view that value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis of speculative assumptions. Accordingly, the directors believe that any calculation of the value of options will not be meaningful and may be misleading to shareholders.

As at 31st March 2005, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 15,520,000, which represented approximately 6.9% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

Date of grant *(Note 1)*	Exercise price	Exercisable period *(Note 2)*	Balance in issue at 1st April 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year *(Note 6)*	Balance in issue at 31st March 2005
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	14,360,000	—	—	(4,715,000)	**9,645,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	1,340,000	—	—	(580,000)	**760,000**
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	—	2,670,000 *(Note 3)*	—	(535,000)	**2,135,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	—	1,500,000 *(Note 4)*	—	—	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	—	1,480,000 *(Note 5)*	—	—	**1,480,000**
			15,700,000	5,650,000	—	(5,830,000)	**15,520,000**

19 Share Capital, Share Options and Warrants (continued)

Share Options (continued)

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Annual Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: On 20th April 2004, the Company granted 2,670,000 options to certain employees of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for an aggregate of 2,670,000 ordinary shares of the Company at a price of HK$15.00 per ordinary share. The closing price of the Company's shares traded on the Hong Kong Stock Exchange on 19th April 2004, being the date immediately before the date on which options were granted during the period, was HK$14.95 per share.

Note 4: On 19th November 2004, the Company granted 1,500,000 options to an employee of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for 1,500,000 ordinary shares of the Company at a price of HK$11.03 per ordinary share. The closing price of the Company's shares traded on the Hong Kong Stock Exchange on 18th November 2004, being the date immediately before the date on which options were granted during the period, was HK$10.70 per share.

Note 5: On 23rd March 2005, the Company granted 1,480,000 options to certain employees of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for an aggregate of 1,480,000 ordinary shares of the Company at a price of HK$11.41 per ordinary share. The closing price of the Company's shares traded on the Hong Kong Stock Exchange on 22nd March 2005, being the date immediately before the date on which options were granted during the period, was HK$11.50 per share.

Note 6: No options were cancelled during the year.

Note 7: As at 22nd June 2005, an aggregate of 1,867,000 share options were exercised at the exercise price of HK$10.20 per share since April 2005. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$11.16 per share.

(ii) HomeRelay Plan Pursuant to the stock option plan adopted by a subsidiary, HomeRelay Communications, Inc. ("HomeRelay") in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10% of HomeRelay's common stock in issue from time to time.

Prior to 10th September 2003, the number of common stock issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.5% of the then issued stock capital of HomeRelay. All outstanding options lapsed since 10th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan. HomeRelay is now dormant.

Warrants Pursuant to a warrant instrument dated 19th January 2000 of the Company, the Company granted AT&T warrants (the "AT&T Warrants") carrying rights to subscribe for 3,000,000 ordinary shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012 as part of the consideration of a trademark licence agreement between the Company and AT&T Corp. whereby AT&T Corp. granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireline telephones and accessories in the United States and Canada.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the subscription price of the AT&T Warrants was revised to HK$8.43 per share (being the lower of the initial subscription price of HK$20.0 per share and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

No warrants have been exercised since the date of grant.

20 Reserves

	Note	Group 2005 US$ million	Group 2004 US$ million	Company 2005 US$ million	Company 2004 US$ million
Share premium		**74.4**	74.3	**74.4**	74.3
Other properties revaluation reserve		**6.1**	6.1	**—**	—
Revenue reserve		**116.4**	77.6	**90.4**	41.3
Exchange reserve		**(4.9)**	(6.7)	**(1.2)**	(1.2)
Hedging reserve		**—**	—	**—**	—
		192.0	151.3	**163.6**	114.4
An analysis of movements in reserves is set out below:					
Share premium					
Brought forward		**74.3**	74.3	**74.3**	74.3
Exercise of share options		**0.1**	—	**0.1**	—
Carried forward		**74.4**	74.3	**74.4**	74.3
Other properties revaluation reserve					
Brought forward		**6.1**	6.8	**—**	—
Disposal of properties previously revalued		**—**	(0.7)	**—**	—
Carried forward		**6.1**	6.1	**—**	—
Revenue reserve					
Brought forward		**77.6**	41.9	**41.3**	46.3
Profit attributable to shareholders		**56.9**	46.3	**67.2**	6.3
Final dividend in respect of the previous year	7	**(15.8)**	(4.5)	**(15.8)**	(4.5)
Interim dividend in respect of the current year	7	**(2.3)**	(6.8)	**(2.3)**	(6.8)
Disposal of properties previously revalued		**—**	0.7	**—**	—
Carried forward		**116.4**	77.6	**90.4**	41.3
Exchange reserve					
Brought forward		**(6.7)**	(6.8)	**(1.2)**	(1.2)
Exchange translation differences		**1.8**	0.1	**—**	—
Carried forward		**(4.9)**	(6.7)	**(1.2)**	(1.2)
Hedging reserve					
Brought forward		**—**	—	**—**	—
Transfer to income statement	2	**3.1**	3.6	**—**	—
Fair value losses on hedging during the year		**(3.1)**	(3.6)	**—**	—
Carried forward		**—**	—	**—**	—

The consolidated profit attributable to shareholders includes a profit of US$67.2 million (2004: US$6.3 million) which has been dealt with in the financial statements of the Company.

Reserves of the Company available for distribution to shareholders amounted to US$90.4 million (2004:US$41.3 million).

21 Financial Instruments

The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

Credit risk Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade debtors. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade debtors are presented net of the allowance for doubtful debts. Credit risk with respect to trade debtors is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Foreign exchange risk The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

Interest rate risk The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

21 Financial Instruments (continued)

Fair values The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments Forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values.

Forward foreign exchange contracts The net fair value gains/(losses) at 31st March on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

Details of the movements of fair value gains/(losses) arising from forward foreign exchange contracts entered by the Group are set out in note 20 on the financial statements.

At 31st March 2005, there were no outstanding forward foreign exchange contracts (2004: nil).

The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in these financial instruments, nor does it anticipate non-performance by any of its counterparties.

Interest rate swaps At 31st March 2005, there were no outstanding interest rate swaps (2004: nil).

Fair values The fair value of trade debtors, bank balances, trade creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

The weighted average effective interest rate on short term bank deposits was 2.6% (2004: 1.1%) and these deposits have an average maturity of 1 day.

22 Commitments

	2005 US$ million	2004 US$ million
(i) Capital commitments for property, plant and equipment		
Authorised but not contracted for	**45.1**	25.0
Contracted but not provided for	**2.9**	7.6
	48.0	32.6
(ii) Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Land and buildings		
In one year or less	**9.3**	6.5
Between one and two years	**8.2**	6.4
Between two and five years	**12.7**	8.2
In more than five years	**3.4**	3.7
	33.6	24.8

The Group has entered into agreements with an independent third party in the PRC to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are totally two separate leases which expire in 2022 and 2029 respectively. The lease expiring in 2029 has a non-cancellable period of eight years which expires in 2007. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. All other buildings have lease terms which can be cancelled upon three to six months' notice with penalties equivalent to three to twelve months' rentals. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party constructed in phases and leases to the Group a production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group rented the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The Group also had an option to purchase each phase of the production facility at any time within four and a half years after the completion of each phase.

22 Commitments (continued)

The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

The operating lease commitments in respect of the agreements with the above independent third party in the PRC reflect total commitments over the non-cancellable period of the lease terms.

Under a Brand License Agreement expiring 31st March 2010, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2005 amounted to US$68.9 million (2004: US$80.4 million), whereas the annual minimum royalty payment varies throughout the agreement period between US$12.6 million and US$15.6 million. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirements are achieved.

During the financial year ended 31st March 2005, certain wholly-owned subsidiaries of the Group (the "licensees") entered into certain licensing agreements with various third party licensors for the granting of certain rights to use the relevant cartoon characters into the Group's electronic learning products. Under these licensing agreements, the licensees are required to make royalty payments to the licensors, calculated as a percentage of net sales of the relevant character licensed products, subject to certain minimum aggregate royalty payments. The percentage of royalty payable varies over time and between licensed characters. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2005 amount to US$3.0 million (2004: US$3.5 million), of which US$1.7 million, US$1.1 million and US$0.2 million are payable in the financial years ended 31st March 2006, 2007 and 2008 respectively.

23 Contingent Liabilities

The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of the legal counsels, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Various group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advices received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

24 Balance Sheet of the Company as at 31st March

	Note	2005 US$ million	2004 US$ million
Non-current assets			
Subsidiaries		**170.2**	102.6
Current assets			
Amounts due from subsidiaries	(i)	**332.8**	326.6
Taxation recoverable		**0.2**	0.2
Cash and cash equivalents		**0.1**	0.1
		333.1	326.9
Current liabilities			
Amounts due to subsidiaries	(i)	**(326.6)**	(302.0)
Creditors and accruals		**(1.8)**	(1.8)
		(328.4)	(303.8)
Net assets		**174.9**	125.7
Capital and reserves			
Share capital	19	**11.3**	11.3
Reserves	20	**163.6**	114.4
Shareholders' funds		**174.9**	125.7

(i) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

25 Principal Subsidiaries

Details of the Company's interests in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2005 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and sale of electronic equipment
VTech Electronics Limited	Ordinary HK$5,000,000	*100	Design, manufacture and distribution of electronic products
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication products
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Incorporated and operating in Canada:			
VTech Telecommunications Canada Limited	Class A C$5,000 Class B C$195,000	*100 *100	Sale of telecommunication products
Incorporated and operating in France:			
VTech Electronics Europe S.A.S.	EURO 2,067,310	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH	EURO 2,600,000	*100	Sale of electronic products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V.	EURO 18,100	*100	Sale of electronic products
Incorporated and operating in Spain:			
VTech Electronics Europe, S.L.	EURO 500,000	*100	Sale of electronic products
Incorporated and operating in the United Kingdom:			
VTech Electronics Europe plc	GBP 500,000	*100	Sale of electronic products
Incorporated and operating in the United States:			
VTech Electronics North America, L.L.C.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products
VTech Innovation L.P.	US$110,000,056	*100	Sale of telecommunication products

* Indirectly held by subsidiary companies

26 Related Party Transactions

With effect from 1st April 2003, the Group leases premises from Aldenham Company Limited ("Aldenham") for HK$250,000 per month, to provide housing for a director in accordance with the terms of his service contract for a term of 2 years expiring on 31st March 2005. When the lease was entered into, Aldenham was 50% owned by the director's spouse and 50% owned by a trust, the beneficiaries of which were the director and his family members. Subsequently, Aldenham became a wholly indirect subsidiary of a trust in which the family members of the director are beneficiaries.

On 6th April 2005, subsequent to the balance sheet date, the Group renewed the lease with same principal terms for another 2 years commencing 1st April 2005 and expiring on 31st March 2007.

In the normal course of business and on normal commercial terms, the Group undertake certain transactions with its associates. None of these transactions was material to the Group's results.

VTech in the Last Five Years

	Note	2001 US$ million	2002 US$ million	2003 US$ million	2004 US$ million	2005 US$ million
		Consolidated statement of net assets as at 31st March				
Non-current assets						
Tangible assets	(i)	95.9	58.0	48.0	48.7	**52.6**
Leasehold land payments	(ii)	7.0	3.1	2.7	1.8	**1.8**
Other non-current assets		4.5	4.7	4.1	3.9	**2.8**
		107.4	65.8	54.8	54.4	**57.2**
Current assets						
Stocks		187.5	94.4	84.0	96.1	**124.2**
Debtors and prepayments		255.6	165.3	139.9	153.9	**175.7**
Cash and cash equivalents		56.2	63.3	70.4	105.2	**123.9**
Other current assets		34.0	27.5	9.5	12.6	**2.4**
		533.3	350.5	303.8	367.8	**426.2**
Current liabilities	(iii)	(421.4)	(259.7)	(227.3)	(256.0)	**(279.3)**
Net current assets		111.9	90.8	76.5	111.8	**146.9**
Total assets less current liabilities		219.3	156.6	131.3	166.2	**204.1**
Non-current liabilities						
Borrowings		(136.9)	(65.2)	(2.2)	(2.0)	**(0.1)**
Deferred tax liabilities		(1.3)	(1.2)	(0.8)	(1.6)	**(0.7)**
		(138.2)	(66.4)	(3.0)	(3.6)	**(0.8)**
Minority interest		(0.9)	(0.8)	(0.8)	—	**—**
Net assets/shareholders' funds		80.2	89.4	127.5	162.6	**203.3**
(i) Tangible assets have been adjusted in accordance with IAS 40 by the following amounts:		(6.9)	—	—	—	—
(ii) Leasehold land payments have been adjusted in accordance with IAS 40 by the following amounts:		7.0	—	—	—	—
(iii) Current liabilities have been adjusted to reflect the fair value of the derivative financial instruments in accordance with IAS 39:		0.3	—	—	—	—

	Note	2001 US$ million	2002 US$ million	2003 US$ million	2004 US$ million	2005 US$ million
		Consolidated income statement for the years ended 31st March				
Revenue		1,334.9	959.8	866.5	915.2	**1,022.0**
Profit/(loss) from ordinary activities before taxation	(iv)	(213.1)	13.9	58.3	49.9	**63.7**
Taxation		(1.8)	(2.6)	(17.4)	(3.6)	**(6.8)**
Profit/(loss) from ordinary activities after taxation		(214.9)	11.3	40.9	46.3	**56.9**
Minority interest		(0.1)	(0.1)	(0.1)	—	**—**
Profit/(loss) attributable to shareholders		(215.0)	11.2	40.8	46.3	**56.9**
Earnings/(loss) per share (US cents)		(96.7)	5.0	18.1	20.5	**25.2**

(iv) Loss from ordinary activities before taxation for the year ended 31st March 2001 included US$110.4 million of restructuring and impairment charges in respect of the Group's restructuring plan launched in March 2001. Details of the plan has been provided in the Annual Report 2001.

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Patrick WANG Shui Chung

Board of Management

Allan WONG Chi Yun

Albert LEE Wai Kuen

Andy LEUNG Hon Kwong

Kent WONG Wah Shun

Audit Committee

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Remuneration Committee

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Company Secretary

CHANG Yu Wai

Qualified Accountant

Shereen TONG Ka Hung

Registered Office

Clarendon House

Church Street

Hamilton HM11

Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre

Block 1, 57 Ting Kok Road

Tai Po

New Territories

Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking
Corporation Limited

Hang Seng Bank Limited

Standard Chartered Bank

Auditors

KPMG

Certified Public Accountants

Hong Kong

American Depositary Receipts

The Bank of New York

101 Barclay Street

22nd Floor-West

New York

N.Y. 10286

U.S.A.

Information for Shareholders

Listings

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange Plc. Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York.

Stock Codes

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange Plc	VTH
American Depository Receipts	VTKHY

Financial Calendar

Closure of Register of Members	8th-12th August 2005 (both dates inclusive)
2005 Annual General Meeting	12th August 2005
Payment of Final Dividends	30th August 2005
2005/2006 Interim Results Announcement	November 2005

Share Registrars

Principal	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda Tel: (441) 299 3954 Fax: (441) 295 6759 Email: funds@bntb.bm
Hong Kong Branch	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen's Road East Hong Kong Tel: (852) 2862 8628 Fax: (852) 2865 0990 Email: hkinfo@computershare.com.hk
UK Branch	Capita IRG Plc Bourne House 34 Beckenham Road Kent BR3 4TU DX91750 Beckenham West United Kingdom Tel: (44) 20 8639 2157 Fax: (44) 20 8639 2342 Email: ssd@capitaregistrars.com

Share Information

Board Lot:	1,000
Issued Shares as at 31st March 2005:	225,627,133

Dividends

Dividends per share for the year ended 31st March 2005

— Interim	US1.0 cent per ordinary share
— Final	US12.0 cents per ordinary share

Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

Website

www.vtech.com
www.irasia.com/listco/hk/vtech

VTech Group of Companies

Head Office

VTech Holdings Ltd.
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1300
website: http://www.vtech.com
email: investor_relations@vtech.com

Regional Offices

Canada

VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel: (1) 604 273 5131
Fax: (1) 604 273 1425
website: http://www.vtechcanada.com
email: helpdeskcanada@vtech.ca

VTech Electronics Canada Ltd.
Suite 103, 5407 Eglinton Ave. West
Etobicoke
Ontario, M9C 5K6
Tel: (1) 416 621 7722
Fax: (1) 416 621 0838
website: http://www.vtechcanada.com

France

VTech Electronics Europe S.A.S.
2-6, rue du chateau déau
Boite Postale 55
78362 Montesson Cedex
Tel: (33) 1 30 09 88 00
Fax: (33) 1 30 09 87 80
website: http://www.vtechfrance.com
email: vtech_conseil@vtech.com

Germany

VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel: (49) 711 709 740
Fax: (49) 711 709 7449
website: http://www.vtech.de
email: info@vtech.de

VTech Telecommunications Germany
- Branch of VTech Europe B.V.
Am Dorfplatz 2
24109 Melsdorf
Tel: (49) 4340 499 190
Fax: (49) 4340 404 9960

Japan

VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel: (81) 3 3479 4523
Fax: (81) 3 3479 4533

VTech Communications Japan Ltd.
Okumura Building
3-14, Kanda Ogawamachi
Chiyoda-Ku, Tokyo 101-0052
Fax: (852) 2667 7175
website: http://www.vtechcms.com
email: hotline_oem@vtech.com

Netherlands

VTech Electronics Europe B.V.
Copernicusstraat 7
6003 DE Weert
Industrial Estate Kampershoek
Tel: (31) 495 459110
Fax: (31) 495 459114
website: http://www.vtechnl.com
email: vtechbenelux@vtech.com

Spain

VTech Electronics Europe, S.L.
Avda. de Aragon 336 c/v Yecora
Oficina1, (Pol. Las Mercedes)
28022 Madrid
Tel: (34) 91 312 0770
Fax: (34) 91 747 0638
website: http://www.vtech.es
email: informacion@vtech.com

United Kingdom

VTech Communications Ltd.
9, Manor Courtyard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel: (44) 1494 522 500
Fax: (44) 1494 522 001
website: http://www.vtecheurope.com

VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel: (44) 1235 555545
Fax: (44) 1235 546804
website: http://www.vtechuk.com
email: marketing@vtech.com

United States

VTech Electronics North America, L.L.C.
1155 West Dundee, Suite 130
Arlington Heights
IL 60004-1454
Tel: (1) 847 400 3600
Fax: (1) 847 400 3601
website: http://www.vtechkids.com
email: vtechkids@vtechkids.com

VTech Communications, Inc.
9590 S.W. Gemini Drive
Suite 120, Beaverton
OR 97008
Tel: (1) 503 596 1200
Fax: (1) 503 644 9887
website: http://www.vtechphones.com
email: inquire@vtechphones.com

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel: (1) 408 252 8550
Fax: (1) 408 252 8555
website: http://www.vtechoem.com
email: information@vtechoem.com

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138
Tel: (1) 617 576 3300
Fax: (1) 617 576 7753
website: http://www.vtechcms.com
email: cms-info@vtech-cms.com

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
本年報備有中文譯本・請向位於香港皇后大道東 183 號合和中心 46 樓香港中央證券登記有限公司索取。

VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000   Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com



vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

RECEIVED

(Stock Code: 303)

PROXY FORM

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 12TH AUGUST, 2005

I/We[1], ____________________

of ____________________

being the registered holder(s) of[2] ____________________ shares

of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or failing him[3] ____________________ of

____

of as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (and at any adjournment thereof) to be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 12th August, 2005, at 3:30 p.m. (Hong Kong time) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2005.		
2.	To declare a final dividend for the year ended 31st March, 2005.		
3.	(a) To re-elect Mr. Michael TIEN Puk Sun as director;		
	(b) To re-elect Mr. Patrick WANG Shui Chung as director;		
	(c) To authorise the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.		
8.	To amend the Bye-laws of the Company.		

Dated the ____________ day of ____________ 2005 Shareholder's signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Annual General Meeting is preferred, please delete the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

vtech

VTech Holdings Limited

偉易達集團*

（於百慕達註冊成立之有限公司）
（股票代號：303）

於二零零五年八月十二日舉行之股東週年大會適用之代表委任表格

本人／吾等[1] ______________________________

地址為 ______________________________

為 VTech Holdings Limited（「**本公司**」）股本中每股面值0.05美元股份 ______________ 股[2]

之登記持有人，**茲委任**股東週年大會主席或[3] ______________________________

地址為 ______________________________

代表本人／吾等出席本公司於二零零五年八月十二日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行之股東週年大會，按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

	決議案	贊成[4]	反對[4]
1.	省覽及考慮截至二零零五年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。		
2.	宣告派發截至二零零五年三月三十一日止年度之末期股息。		
3.	(a) 重選田北辰先生為本公司董事；		
	(b) 重選汪穗中先生為本公司董事；		
	(c) 授權董事會釐定董事酬金。		
4.	續聘畢馬威會計師事務所為核數師及授權董事會釐定其酬金。		
5.	授予董事會購回股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
6.	授予董事會配發、發行及處理本公司之額外股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
7.	授予董事會配發、發行及處理本公司之額外股份之一般權力將給予購回本公司之額外股份之數目。		
8.	修訂公司細則。		

日期：二零零五年 ______ 月 ______ 日　　　　股東簽署[5]：______________

附註：

1. 請以**正楷**填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以　閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。
3. 如欲委派股東週年大會主席以外之人士為代表，請將「股東週年大會主席或」之字樣刪去，並於適當欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「√」號；如欲投票反對決議案，則請在「反對」欄內填上「√」號。**如並無填寫任何一欄，則　閣下之代表可酌情就任何於股東週年大會上適當提呈之及並未載於會議通告之任何決議案投票。
5. 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會或其任何續會之指定舉行時間48小時前送達本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。
7. 如屬聯名股東，則首席聯名股東之投票（不論親自出席、委派代表出席或由公司代表出席），將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在本公司股東名冊上之排名先後次序，名列於首之股東為首席聯名股東。
8. 受委代表無須為本公司股東，惟必須親自代表　閣下出席會議。
9. 完成及遞交本代表委任表格將不排除　閣下如欲出席股東週年大會及投票。

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser authorised under the UK Financial Services Act 1986 immediately.

If you have sold or transferred all your shares in VTech Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent, through whom the sale was effected, for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENTS TO BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the Chairman of VTech Holdings Limited is set out on pages 2 to 9 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 12th August, 2005 is set out on pages 10 to 12 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

6th July, 2005

CONTENTS

Pages

Definitions 1

Letter from the Chairman

1. Introduction 2
2. General Mandate to Repurchase Shares 3
3. General Mandate to Issue Shares 7
4. Re-election of Directors 7
5. Amendments to the Bye-laws of the Company 8
6. Procedure to Demand a Poll 9
7. Notice of Annual General Meeting 9
8. Recommendations 9

Notice of Annual General Meeting 10

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held on 12th August, 2005 at 3:30 p.m. (Hong Kong time);
"AGM Notice"	notice of the AGM, which is set out on pages 10 to 12 (inclusive) of this circular;
"Board"	the board of Directors from time to time;
"Companies Act"	the Companies Act 1985 (as amended) of the UK;
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority;
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time;
"Group"	the Company and its subsidiaries from time to time;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange;
"Latest Practicable Date"	30th June 2005, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein;
"London Stock Exchange"	London Stock Exchange plc;
"Shareholders"	holders of Shares;
"Share(s)"	ordinary share(s) of US$0.05 each in the issued share capital of the Company;
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland;
"UK Branch Register"	the register of members held in UK by Capita IRG Plc of Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom;
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part IV of the Financial Services Act 1986 as amended from time to time; and
"US$"	United States dollars, the lawful currency of the United States of America.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

Directors:
Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)
Albert LEE Wai Kuen
(Deputy Chairman)

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

6th July, 2005

To the Shareholders and for information only,
the holders of warrants
of VTech Holdings Limited

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENTS TO BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the AGM, notice of which is set out on pages 10 to 12 (inclusive) of this document, resolutions will be proposed to approve, inter alia, the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid up Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM;

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate; and

(iv) amendments to the Bye-laws of the Company.

The purpose of this document is to explain these proposed resolutions.

2. GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 13th August, 2004 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending at the conclusion of the annual general meeting of the Company to be held in 2006 or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 229,874,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 22,987,413 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options and warrants to subscribe for Shares that are outstanding is 14,178,000 being equivalent to approximately 6.2% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the AGM was also carried out in full following the AGM, the percentage of the total number of options and warrants to the total issued share capital would increase to approximately 7.7%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March, 2005, (being the date to which the latest published audited consolidated accounts of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the middle market quotation of those Shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Purchases of Shares must be financed out of funds legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, inter alia, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by no later than 9:00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify a Regulatory Information Services of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the Shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the total interests of Mr. Allan WONG Chi Yun (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) was 39.5% in the issued share capital of the Company.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of Mr. WONG (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) would increase to 43.9%.

The Directors do not have the intention to exercise the power to repurchase Shares of the Company to an extent which would make any of the substantial Shareholders to be obliged to make a mandatory offer under Rule 26 of the Takeovers Code in this respect.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	Share Price	
	Highest	**Lowest**
	HK$	*HK$*
2004		
July	16.20	14.60
August	15.60	13.50
September	14.85	14.00
October	15.95	11.70
November	12.05	9.40
December	10.95	9.05
2005		
January	11.75	10.65
February	11.70	10.90
March	11.70	10.85
April	11.70	10.65
May	11.50	10.65
June	18.80	11.15

During each of the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

3. GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 13th August, 2004 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 229,874,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 22,987,413 further new Shares. In addition, if Resolution 5 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2006, or the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emptive rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

4. RE-ELECTION OF DIRECTORS

In accordance with Bye-law 112(A) of the Bye-laws of the Company, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung will retire as Directors by rotation at the AGM and, being eligible, will offer themselves for re-election.

Particulars of the Directors proposed to be re-elected at the AGM are as follows:

Mr. Michael TIEN Puk Sun

Michael TIEN Puk Sun, *BBS, JP,* aged 54, is an Independent Non-executive Director since November 2001. He is also a member of both the Audit Committee and the Remuneration Committee of the Company. Mr. TIEN is the Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, he is currently the Chairman of the Standing Committee on Language Education and Research; the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001. Save as disclosed above, Mr. TIEN did not hold other directorships in listed public companies during the past three years.

Save as disclosed above, Mr. TIEN does not hold any other positions of the Company and its subsidiaries. Mr. TIEN has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date,

Mr. TIEN was interested in 1,123,000 ordinary shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. These shares were held by a trust of which Mr. TIEN is a founder.

Mr. TIEN will receive Directors' fees as approved from time to time by Shareholders at the AGM, currently being US$15,000 per annum, which is determined by the Board with reference to his scope of responsibilities. There is no service contract signed between the Company and Mr. TIEN. Mr. TIEN is not appointed for a specific term but shall be subject to retirement and re-election at the AGM in accordance with the Company's Bye-laws. Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders.

Dr. Patrick WANG Shui Chung

Patrick WANG Shui Chung, *JP*, aged 54, is an Independent Non-executive Director since November 2001. Dr. WANG received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA in May 2004. He earned both his BSc and MSc degrees in Electrical Engineering from Purdue University in 1972. Dr. WANG is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited and also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited. Save as disclosed above, Dr. WANG did not hold other directorships in listed public companies during the past three years.

Save as disclosed above, Dr. WANG does not hold any other positions of the Company and its subsidiaries. Dr. WANG has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He does not have any interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. WANG will receive Directors' fees as approved from time to time by Shareholders at the AGM, currently being US$15,000 per annum, which is determined by the Board with reference to his scope of responsibilities. There is no service contract signed between the Company and Dr. WANG. Dr. WANG is not appointed for a specific term but shall be subject to retirement and re-election at the AGM in accordance with the Company's Bye-laws. Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders.

5. AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Hong Kong Stock Exchange has recently amended the Hong Kong Stock Exchange Listing Rules for the purpose of implementing the Code on Corporate Governance Practices ("the Code"). In the Hong Kong Stock Exchange Listing Rules, the Code replaces the Code of Best Practice in Appendix 14 of the Hong Kong Stock Exchange Listing Rules. Pursuant to Paragraph A.4.2 of the Code, every director should be subject to retirement by rotation at least once every three years. The existing Bye-laws of the Company does not comply with the said Paragraph A.4.2 of the Code and the Directors therefore propose the Special Resolution as set out in the AGM Notice to amend the existing Bye-laws of the Company.

6. PROCEDURE TO DEMAND A POLL

The procedure by which Shareholders of the Company may demand a poll at a general meeting of the Company is set out herein below.

Pursuant to Bye-law 75 of the Bye-laws of the Company, a resolution put to the vote shall be decided on show of hands unless a poll is duly demanded before or upon declaration of result of the show of hands, a poll can be demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote; or

(iii) by any member/members present in person or by proxy and representing not less than one-tenth of the voting rights of all the members having the right to vote at the meeting; or

(iv) by any member/members present in person or by proxy and holding shares conferring a right to vote at the meeting being share on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

7. NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 10 to 12 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

8. RECOMMENDATIONS

The Directors consider that the general mandate to repurchase Shares and the general mandate to allot, issue and deal with Shares, the amendment to the Bye-laws, re-election of the retiring Directors and remuneration of the Directors are each in the best interests of the Company and its Shareholders as a whole. The Directors recommend that the Shareholders of the Company to vote in favour of these resolutions at the AGM. Those Directors who are also Shareholders of the Company intend to vote in favour of the resolutions.

Yours faithfully
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 12th August, 2005 at 3:30 p.m. (Hong Kong time) for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2005.

2. To declare a final dividend.

3. (a) To re-elect Mr. Michael TIEN Puk Sun as Director;

   (b) To re-elect Mr. Patrick WANG Shui Chung as Director;

   (c) To authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company and Resolution 8 will be proposed as a special resolution of the Company:

5. "**THAT**:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, in the manner specified in the Rules Governing the Listing of Securities on the Stock Exchange be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

(c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2006 or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2006 or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "**THAT** conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. "**THAT** the Bye-laws of the Company be amended as follows:

   (a) By deleting Bye-law 112(A) in its entirety and substituting therefor the following:

   "Notwithstanding any other provisions in the bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation."

   (b) In Bye-law 112(B), adding the following at the end of the words "be determined by lot":

   "provided that every Director shall be subject to the same provision as to rotation at least once every three years."

   and by adding the following at the end of the words "A retiring Director shall be eligible for re-election":

   "and shall continue to act as a Director throughout the meeting at which he retires".

   and that the Directors be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion, deem fit in order to effect and complete any of the foregoing.

By Order of the Board
VTech Holdings Limited
Chang Yu Wai
Company Secretary

Hong Kong, 22nd June, 2005

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the AGM or any adjournment thereof.

3. The Register of Members of the Company will be closed from 8th August, 2005 to 12th August, 2005 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration no later than 4:00 p.m. (Hong Kong time) on 5th August, 2005.

7. 「**動議**待召開本大會之通告所載決議案5通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額10%。」

8. 「**動議**對本公司細則作以下修訂：

   (a) 刪除公司細則第112(A)條全文，並以下文取代：

   「不論公司細則的其他條文所規定，於每屆股東週年大會上，當時在任之三分之一董事(或如董事人數並非三之倍數，則為最接近但不少於三分之一董事人數)須輪流退任。」

   (b) 於公司細則第112(B)條，「以抽籤方式釐定」之字眼末尾加入下文：

   「惟每名董事須至少每三年輪流退任一次。」

   並於「退任董事應合符資格重選」之字眼末尾加入下文：

   「並於其退任的會議中繼續以董事身份行事。」

   並動議授權董事採取或作出彼等全權認為合適之一切行為、行動及事宜，以落實及完成上述事項。

承董事會命
VTech Holdings Limited
偉易達集團
公司秘書
張怡煒

香港，二零零五年六月二十二日

附註：

1. 凡有權出席股東週年大會並於會上投票之股東，均有權委託一位或多位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格須於股東週年大會或任何續會指定舉行時間四十八小時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。

3. 本公司將自二零零五年八月八日起至二零零五年八月十二日(包括首尾兩天)暫停辦理股份過戶登記手續，在此期間，本公司將不會接受股份過戶登記。為符合獲發擬派末期股息之資格，所有股份過戶文件連同有關股票均須於二零零五年八月五日下午四時(香港時間)前按上文所述地址送交香港中央證券登記有限公司進行登記。

(c) 本公司根據上文(a)段獲賦予之權力將於(i)二零零六年舉行之本公司股東週年大會結束當日或(ii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時(以較早者為準)結束。」

6. 「**動議**：

(a) 根據(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日之本公司已發行股本總面值10%，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零六年舉行之本公司股東週年大會結束時或(ii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權屆滿之後予以配發及發行，而董事會可根據此等建議、協議及購股權以配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股(惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排)；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

vtech
VTech Holdings Limited
偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

茲通告 VTech Holdings Limited(「本公司」)謹訂於二零零五年八月十二日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行股東週年大會，以考慮下列事項：

普通事項

1. 省覽截至二零零五年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。

2. 宣告派發末期股息。

3. (a) 重選田北辰先生為本公司董事；

   (b) 重選汪穗中先生為本公司董事；

   (c) 授權董事會釐定董事酬金。

4. 續聘畢馬威會計師事務所為核數師，並授權董事會釐訂其酬金。

特別事項

決議案5至7提呈為本公司之普通決議案及決議案8提呈為本公司之特別決議案：

5. 「**動議**：

   (a) 根據下文(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力，按照所有適用法例及根據香港聯合交易所有限公司(香港交易所)證券上市規則之條文及所指定之方式，在香港交易所購回本公司股本中每股面值0.05美元之普通股份；

   (b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額10%；及

* 僅供識別

6. 要求以按股數投票方式表決之程序

本公司股東要求於本公司之股東大會上以按股數投票方式表決之程序如下。

根據本公司之細則第75條規定，決議案是以舉手投票方式表決，除非在宣告以舉手投票方式表決有關決議案之結果前，要求以按股數投票方式表決有關決議案。以按股數投票方式表決有關決議案之要求必須：

(i) 由會議主席提出；或

(ii) 由不少於三位在場親身出席會議之股東或其代表提出；或

(iii) 由在場親身出席會議並持有不少於在會議中擁有十分之一投票權之股東或其代表提出；或

(iv) 由在場親身出席會議並持有賦予於會議上有投票權之股份中已繳付之股本總值不少於本公司所有附有該權益股份中十分之一已繳付股本總值之股東或其代表提出。

由股東所委任之代表或倘股東為機構，由其正式授權代表所提出之要求，將被視作股東之同等要求。

7. 股東週年大會通告

股東週年大會通告載於本文件第10頁至第12頁內(包括首尾兩頁)。

股東週年大會適用之代表委任表格隨附於本文件。不論　閣下會否出席是次大會，本公司謹要求　閣下最遲於大會指定舉行時間四十八小時前填妥隨附之代表委任表格，並交回本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委任表格，　閣下仍可親身出席大會並在會上投票。

8. 推薦建議

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權、修訂公司細則、重選退任董事及董事酬金均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。身兼本公司股東之董事，擬投票贊成上述之決議案。

此致

VTech Holdings Limited 列位股東　台照
及 *VTech Holdings Limited* 認股權證之持有人　參照

主席
黃子欣
謹啟

二零零五年七月六日

貨條例第XV部之披露要求，於最後實際可行日期，田先生為一項信託之成立人，而該信託持有1,123,000股本公司普通股股份。

田先生將收取不時由股東於股東週年大會上議決通過之董事袍金，現時為每年美金一萬五千元，此金額乃董事會參考彼之職責範圍而釐定。本公司並無與田先生訂立任何服務合約。田先生亦無指定其任期，惟根據本公司之細則於股東週年大會上退任及重選。除上文所披露外，概無其他事項須股東垂注。

汪穗中博士

汪穗中，太平紳士，五十四歲，自二零零一年十一月起出任集團之獨立非執行董事。汪博士於二零零四年五月獲美國印弟安納州 Purdue University 頒發榮譽工程博士學位，於一九七二年獲該大學頒發電機工程理學士及碩士銜。汪博士擔任香港金融管理局外匯基金諮詢委員會委員。彼現任德昌電機控股有限公司的主席及行政總裁及亦是香港上海匯豐銀行有限公司及 Tristate Holdings Limited 非執行董事。除上文所披露外，汪博士於過去三年並無在其他香港上市公司擔任董事職務。

除上文所披露外，汪博士並沒有於本公司或其附屬公司擔當任何其他職務。汪博士與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。彼並未持有根據證券及期貨條例第XV部所指本公司之權益。

汪博士將收取不時由股東於股東週年大會上議決通過之董事袍金，現時為每年美金一萬五千元，此金額乃董事會參考彼之職責範圍而釐定。本公司並無與汪博士訂立任何服務合約。汪博士亦無指定其任期，惟根據本公司之細則於股東週年大會上退任及重選。除上文所披露外，概無其他事項須股東垂注。

5. 修訂公司細則

香港交易所近期已修訂香港交易所上市規則，以實行企業管治常規守則(「該守則」)。於香港交易所上市規則內，該守則取代香港交易所上市規則附錄14之最佳應用守則。根據該守則第A.4.2條之規定，每名董事應至少每三年輪流退任一次。本公司現有之細則未能符合該守則第A.4.2條，董事因而提呈股東週年大會通告所載特別決議案，以修訂本公司現有之細則。

3. 發行股份之一般授權

本公司於二零零四年八月十三日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額10%之額外新股份。於最後實際可行日期，本公司已發行股份總數為229,874,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為22,987,413股額外新股份。此外，若授權本公司購回股份之決議案5獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零六年股東週年大會結束時，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

4. 重選董事

根據公司細則第112(A)條，田北辰先生及汪穗中博士將於股東週年大會輪值退任，彼等符合資格並願意候選連任。

擬於股東週年大會上重選連任之董事簡介如下：

田北辰先生

田北辰，BBS，太平紳士，五十四歲，自二零零一年十一月起出任集團之獨立非執行董事，兼本公司審核委員會、酬金委員會之委員。田先生於一九七九年創辦G2000時裝零售集團，為縱橫二千集團主席及創辦人。在此之前，田先生曾於美國紐約美施百貨公司任職。田先生非常活躍於香港之社區事務，彼現任語文教育及研究常務委員會主席、僱員再培訓局主席、教育統籌委員會委員。田先生於二零零一年十二月獲委任為九廣鐵路公司主席。除上文所披露外，田先生於過去三年並無在其他香港上市公司擔任董事職務。

除上文所披露外，田先生並沒有於本公司或其附屬公司擔當任何其他職務。田先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。根據證券及期

於最後實際可行日期，黃子欣先生之總權益（包括以黃先生為成立人之酌情信託之受託人直接及間接持有之權益）為本公司之已發行股本之39.5%。

倘本公司向持股份之公眾人士購回股份之最高數目，即於最後實際可行日期之現有已發行股本之10%（惟本公司目前並無此計劃），黃先生所佔之持股百分比（包括以黃先生為成立人之酌情信託之受託人直接及間接所持有之權益）將增至43.9%。

各董事概無意行使購回本公司股份之權力，以達致某程度使任何主要股東須就該收購守則第26條規則而作出強制性收購之建議。

股份價格及購回股份之紀錄

於最後實際可行日期前十二個月之每個月，股份於香港交易之最高及最低買賣價如下：

	股份價格	
	最高 港元	最低 港元
二零零四年		
七月	16.20	14.60
八月	15.60	13.50
九月	14.80	14.00
十月	15.95	11.70
十一月	12.05	9.40
十二月	10.95	9.05
二零零五年		
一月	11.75	10.65
二月	11.70	10.90
三月	11.70	10.85
四月	11.70	10.65
五月	11.50	10.65
六月	18.80	11.15

於最後實際可行日期前六個月之每個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

香港交易所上市規則

香港交易所上市規則的申報規定指明上市公司必須最遲在購回任何其證券之日以後第一個交易日香港時間上午九時前，向香港交易所滙報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購買日後第一個交易日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所之 Regulatory Information Services（監管資訊服務）。

董事承諾

董事已向香港交易所承諾，彼等將遵照香港交易所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或（就董事作出一切合理查詢後所知及確信）其任何聯繫人士（定義見香港交易所上市規則）目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則（「收購守則」）而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據收購守則第26條規則提出強制性收購本公司證券之建議。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零五年三月三十一日(本公司最近期公佈之已審核綜合賬目之編製日期)之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List(每日股份市場報價表)，於購回該等股份前緊接之五個交易日股份之中位市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

購回股份之資金來源

本公司之公司組織章程大綱及細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

(iv) 修訂本公司之公司細則。

本文件旨在闡釋將要提呈之決議案。

2. 購回股份之一般授權

本公司於二零零四年八月十三日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港交易所及倫敦交易所作出及按照香港交易所上市規則及英國上市規則所作出之購回。一般授權只包括直至二零零六年舉行之本公司股東週年大會結束時，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港交易所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港交易所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，公司可於香港交易所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為229,874,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達22,987,413股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權及認股權證總數為14,178,000份，約佔本公司於當日全部已發行股本6.2%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權及認股權證之總數佔已發行股份總數之百份比約增至7.7%。

vtech

VTech Holdings Limited
偉易達集團*

(於百慕達註冊成立之有限公司)
(股票代號：303)

董事：
黃子欣(主席兼集團行政總裁)
李偉權(副主席)

獨立非執行董事：
錢果豐
馮國綸
田北辰
汪穗中

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

購回股份及發行股份之一般授權、
重選董事、
修訂公司細則及
股東週年大會通告

1. 緒言

股東週年大會上將會提呈決議案，以批准(其中包括)下列事項，有關通告載於本文件第10頁至第12頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力；及

* 僅供識別

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「股東週年大會」	指	本公司將於二零零五年八月十二日香港時間下午三時三十分舉行的股東週年大會
「股東週年大會通告」	指	載於本通函第10頁至第12頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「公司法」	指	一九八五年英國公司法(經修訂)
「本公司」	指	VTech Holdings Limited，乃根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立的獲豁免公司，其股份於香港交易所主板及英國上市管理局之股份市場報價表上市
「董事」	指	本公司當其時之董事，包括所有獨立非執行董事
「本集團」	指	本公司及當其時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心46樓)於香港存置的股東名冊
「香港交易所」	指	香港聯合交易所有限公司
「香港交易所上市規則」	指	香港交易所證券上市規則
「最後實際可行日期」	指	二零零五年六月三十日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.05美元的普通股
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國
「英國分冊」	指	由 Capita IRG Plc(地址為：Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	英國上市管理局根據一九八六年金融服務法(經不時之修訂)第四部所作的規則及條例
「美元」	指	美國法定貨幣美元

目錄

頁次

釋義 1

主席函件

1. 緒言 2
2. 購回股份之一般授權 3
3. 發行股份之一般授權 7
4. 重選董事 7
5. 修訂公司細則 8
6. 要求以按股數投票方式表決之程序 9
7. 股東週年大會通告 9
8. 推薦建議 9

股東週年大會通告 10

此乃重要文件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公司股東所持本公司之股份乃登記於英國分冊：　閣下如對本通函任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之專業顧問。

閣下如已售出或轉讓名下全部之 VTech Holdings Limited 股份，應立即將本通函連同隨附之代表委任表格交予買方，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

vtech

VTech Holdings Limited
偉易達集團*

（於百慕達註冊成立之有限公司）

（股票代號：303）

購回股份及發行股份之一般授權、
重選董事、
修訂公司細則及
股東週年大會通告

VTech Holdings Limited 的主席函件已載列於本文件第2頁至第9頁內（包括首尾兩頁）。VTech Holdings Limited 的股東週年大會將於二零零五年八月十二日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行，股東週年大會通告載於本文件第10頁至第12頁（包括首尾兩頁）。

無論　閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

* 僅供識別

二零零五年七月六日